UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 5, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL

BENCH AT MUMBAI

CSA NO. 278 OF 2017

IN THE MATTER OF:

SECTIONS 230 TO 232 OF THE COMPANIES ACT, 2013

AND IN THE MATTER OF:

VIDEOCON D2H LIMITED

A PUBLIC LIMITED COMPANY INCORPORATED UNDER THE PROVISIONS OF COMPANIES ACT, 1956 (CORPORATE IDENTIFICATION NUMBER U92100MH2002PLC137947), HAVING ITS REGISTERED OFFICE AT AUTO CARS COMPOUND, ADALAT ROAD, AURANGABAD, MAHARASHTRA 431 005, PAN No.: AACCB1409R, EMAIL: companysecretary@d2h.com, Website: www.videocond2h.com, Tel No.: +91 22 42555000 Fax No.: +91 22 42555050.

AND IN THE MATTER OF:

SCHEME OF ARRANGEMENT FOR AMALGAMATION BETWEEN VIDEOCON D2H LIMITED (“APPLICANT COMPANY” “AMALGAMTING COMPANY” OR “COMPANY”) AND DISH TV INDIA LIMITED (“AMALGAMATED COMPANY”).

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF VIDEOCON D2H

LIMITED

To

The Equity Shareholders of Videocon d2h Limited (the “Company”),

NOTICE is hereby given that by an order dated 22nd March 2017, the National Company Law Tribunal, Bench at Mumbai (“Order”) has directed a meeting to be held of the equity shareholders of the Company (“Meeting”), for the purpose of considering, and if thought fit, approving with or without modification(s), the scheme of arrangement for amalgamation between Videocon d2h Limited, Dish TV India Limited and their respective shareholders and creditors (the “Scheme”).

In pursuance of the said Order and as directed therein, further notice is hereby given that a meeting of the Equity Shareholders of the Company will be held at Fort House, 2nd Floor, 221, Dr. D N Road, Fort, Mumbai – 400 001 on Monday, the 8th day of May 2017 at 11:30 AM, at which time and place the said equity shareholders are requested to attend.

Persons entitled to attend and vote at the Meeting, may vote in person or by proxy, provided that the proxy in the prescribed form is deposited at the Registered Office of the Company, not later than 48 hours before the Meeting.

The Hon’ble National Company Law Tribunal, Bench at Mumbai, has appointed Mr. Saurabh Pradipkumar Dhoot, Whole Time Director of the Company, failing whom Mr. Nabankur Gupta, Director of the Company, failing whom Mr. Ramakant Kini (Advocate), to be the Chairperson of the said meeting. The National Company Law Tribunal has appointed Ms. Soumitra B. Mujumdar, Company Secretary in whole time practice (Membership No. A30938 and CP No. 12363) failing whom Mr. Mangesh M Kamble, of M. M. Kamble & Associates, Company Secretary in whole time practice (Membership No. A21114 and CP No. 9621) as Scrutinizer for conducting the voting at the Meeting in a fair and transparent manner. The above mentioned Scheme of Amalgamation, if approved by the meeting, will be subject to the subsequent approval by the National Company Law Tribunal, Bench at Mumbai.

The following documents are enclosed with this Notice:

(a)	Copy of the Scheme;

(b)

Explanatory statement under Section 230 of the Companies Act, 2013 and Section 102 of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016;

(c)	Form of Proxy in prescribed Form No. MGT-11;

(d)	Valuation Report dated November 11, 2016 issued by M/s G D Apte & Co., Chartered Accountants, Pune;

(e)	Report under Section 232(2)(c) of the Companies Act, 2013 adopted by the Board of Directors of the Company in its meeting held on January 30th , 2017; and

(f)	Supplementary unaudited accounting statement of the Company for the period ended 31st December 2016.

Sd/-

(Chairperson)

Dated this 1st day of April, 2017

Notes:

1.	All alterations in the Form of Proxy should be initialled.

2.

In terms of the provisions of Section 105 of the Companies Act, 2013, read with Rule 19 of the Companies (Management and Administration) Rules, 2014, a member entitled to attend and vote at a meeting is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. A person can act as proxy on behalf of not more than 50 (fifty) equity shareholders holding in aggregate, not more than 10% (ten percent) of the total share capital of the Company carrying voting rights. Equity shareholders holding more than 10% (ten percent) of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as proxy for any other person or equity shareholder.

3.

In terms of the provisions of Section 230 of the Companies Act, 2013 and Section 102 of the Companies Act, 2013 and Rule 6 of Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, a statement setting out the material facts to the Notice convening meeting of the Equity Shareholders of the Applicant Company being called pursuant to the Order passed by the National Company Law Tribunal, Mumbai Bench (“NCLT”) vide its Order dated 22nd March , 2017 is annexed and forms part of this Notice.

4.

Corporate Members intending to send their Authorized Representative(s) to attend the NCLT Directed Meeting are requested to send a certified copy of the Board Resolution authorizing their representative to attend and vote on their behalf at the NCLT Directed Meeting. The instrument appointing the Authorized Representative(s) should, however, be deposited at the registered office of the Company not less than forty eight hours before the commencement of the meeting.

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL

BENCH AT MUMBAI

CSA NO. 278 OF 2017

IN THE MATTER OF:

SECTIONS 230 TO 232 OF THE COMPANIES ACT, 2013

AND IN THE MATTER OF:

VIDEOCON D2H LIMITED

A COMPANY INCORPORATED UNDER THE PROVISIONS OF COMPANIES ACT, 1956 (CORPORATE IDENTIFICATION NUMBER U92100MH2002PLC137947), HAVING ITS REGISTERED OFFICE AT AUTO CARS COMPOUND, ADALAT ROAD, AURANGABAD, MAHARASHTRA 431 005, PAN No. AACCB1409R Email: companysecretary@d2h.com, Website: www.videocond2h.com, Tel No. +91 22 42555 000, Fax No. +91 22 4255 050.

AND IN THE MATTER OF:

SCHEME OF ARRANGEMENT FOR AMALGAMATION BETWEEN VIDEOCON D2H LIMITED (“APPLICANT COMPANY”, “AMALGAMTING COMPANY” OR “COMPANY”) AND DISH TV INDIA LIMITED (“AMALGAMATED COMPANY”).

EXPLANATORY STATEMENT UNDER SECTION 230 OF THE COMPANIES ACT, 2013

1.

The Hon’ble National Company Law Tribunal, Bench at Mumbai, by Order dated 22nd March 2017, in the Company Application referred to above, with respect to the Scheme of Arrangement for amalgamation among Videocon d2h Limited, Dish TV India Limited and their respective shareholders and creditors (the “Scheme”), has directed the convening of the meeting of the equity shareholders of the Applicant/ Amalgamating Company to be held on Monday, the 8th day of May 2017, at Fort House, 2nd Floor, 221, Dr. D N Road, Fort, Mumbai – 400 001 at 11:30 A.M. The Hon’ble National Company Law Tribunal, Bench at Mumbai by the said order further dispensed with the convening of the meetings of the secured creditors and unsecured creditors of the Applicant/ Amalgamating Company and directed issuance of individual notice to the secured creditors and unsecured creditors of the Applicant/ Amalgamating Company.

2.

Videocon d2h Limited, the Applicant/Amalgamating Company was incorporated under the Companies Act 1956 (“1956 Act”), under the name of Bharat Business Channel Limited vide certificate of incorporation dated 22nd November 2002 issued by the Registrar of Companies, Maharashtra, Mumbai. Subsequently, the name of the Applicant/ Amalgamating Company was changed to Videocon d2h Limited vide fresh certificate of incorporation consequent on change of name dated 1st July 2014 issued by the Registrar of Companies, Maharashtra, Mumbai. The registered office of the Applicant/ Amalgamating Company is situated at Auto Cars Compound, Adalat Road, Aurangabad – 431 005, Maharashtra. The Applicant/Amalgamating Company is a public company limited by shares.

3.	The main objects of the Applicant/ Amalgamating Company are as follows:

“1.

To engage in India or abroad in the business of Direct to Home TV Service in Ku Band, Broadcasting, Entertainment, Education and Information through various media including electronic, mechanical, electrical, print or otherwise and to carry on all or any of the business of theatre, music hall, concert hall, exhibitors, and to present, produce, manage, conduct and represent at any theatre, music hall, or place of amusement or entertainment and on Televisions, Computers, videos any present or new form of Multi – Media, plays. Dramas, musical and other places, show, exhibitions, variety and other entertainment as the Company may from time to time think fit and to organize, arrange and conduct, exhibitions and shows of all kinds and to produce, trade distribute, deal in, let on hire Feature Films, Documentary Films, Tele Film, Video Films, Educational Films, Art Films, Advertisement Film, Television Serials, Plays.”

4.	The share capital structure of the Applicant/ Amalgamating Company as on 31st December 2016 is as follows:

Share Capital	Amount in Rupees
Authorized Capital
50,00,00,000 equity shares of Rs.10/- each	500,00,00,000
Total	500,00,00,000
Issued , Subscribed and Paid-up
42,00,64,600 equity shares of Rs.10/- each	420,06,46,000
Total	420,06,46,000

Except for allotment of 14,00,000 equity shares by the Board of Directors of the Company on 30th January, 2017, there has been no change in the share capital structure of the Applicant/Amalgamating Company as set out above, till date. The balance sheet of the Applicant/Amalgamating Company forms part of the audited accounts for the year ending 31st March 2016. Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of the Applicant/ Amalgamating Company, excepting those arising and resulting in the normal and ordinary course of business. The equity shares of the Applicant/ Amalgamating Company are not listed on any Stock Exchange in India. The Applicant/Amalgamating Company has issued the American depository shares (“ADSs”) issued under the Depository Receipts Scheme 2014 pursuant to the deposit agreement dated 31st March 2015 among the Deutsche Bank Trust Company Americas (being the depository for the ADSs), the Applicant/Amalgamating Company and the holders and the beneficial owners of the ADSs. The ADSs are listed on the NASDAQ Stock Market.

5.

Dish TV India Limited was incorporated in the State of Maharashtra under the Companies Act, 1956 under the name “Navpad Texturisers Private Limited” in terms of Certificate of Incorporation dated 10th August 1988. The name of the Amalgamated Company was changed to ASC Enterprises Private Limited in terms of fresh Certificate of Incorporation consequent on change of name dated 29th September 1995. The name of the Amalgamated Company was further changed to ASC Enterprises Limited in terms of Certificate of change of name dated 13th December 1995. The Registered Office of the Amalgamated Company was shifted to the NCT of Delhi in terms of Registration Certificate dated 04th October 1995 issued by the Registrar of Companies, NCT of Delhi and Haryana. The name of the Amalgamated Company was changed to its present name, Dish TV India Limited in terms of fresh Certificate of Incorporation consequent upon change of name dated 07th March 2007. The Registered Office of the Amalgamated Company was further shifted to the State of Maharashtra in terms of Certificate dated 09th November 2016 issued by the Assistant Registrar of Companies, Registrar of Companies, Mumbai. The Amalgamated Company is a public company limited by shares.

6.	The main objects of the Amalgamated Company are as follows:

“1.

To plan, establish, develop, provide, operate, maintain and market various services, including cable or satellite based communications and networking services or broadcasting or broadcasting content services, direct-to-home (DTH) services, satellite based transmission services and maintain telecommunication networks, systems, services including telephones, telex, message, relay, data transmission, facsimile, television, telematics, value added network services, paging cellular, mobile, audio and video services, maritime and Aeronautical communication services and other telecommunication services as are in use elsewhere or to be developed in future and to act as satellite based service provider and carry on the business of generation, distribution, redistribution, reception, transmission, re-retransmission of audio, video, data and radio signals.

2.

To carry on business of manufacture, assemble, put to place, set up, plant, establish, develop, acquire, purchase, launch, relaunch, hire, lease, time share, manage, maintain, operate, run, replace, sale, upgrade, or otherwise commercially exploit, satellite, space craft, ground station assets, transponders, control stations, via uplink or downlink or otherwise for the purpose of transmitting relaying, telecommunicating, broadcasting, narrowcasting, telecasting, any form of radio, audio, video signals both terrestrially and spatially including obtaining rights of distribution and marketing of communication signals and electronic data by means of satellite, wireless, wire or other electronic or mechanical methods of delivery or otherwise and to providing consultancy services relating to telecommunication, satellite, transponder, communication, broadcasting network systems, mobile systems, telephony, information technology and exploiting software associated with provision and management of telecommunication and broadcasting/channel distribution services.

3.

To receive, buy, sell, procure, develop, produce, commission, decrypt, aggregate, turnaround, encrypt and distribute various kinds of entertainment contents/software (programs), data for their aggregation, exhibition, distribution and dissemination on TV channels/TV signals/video and audio signals, be it satellite TV channels or terrestrial TV channels or cable channels or through any other mode or through encryption, decryption of signals/ channels using existing and/or emerging technologies, including distribution via internet, distribution via internet protocol or webcasting or exhibition in cinema and/or video theater in all forms, be it analogue signals or digital signals or through sale of physical material like cassettes including audio cassettes, video cassettes, digital video discs, CD ROM’s etc. and any emerging technology.”

7.	The share capital structure of the Amalgamated Company as on 31st December 2016 is as follows:

Share Capital	Amount in Rupees
Authorized Capital
150,00,00,000 Equity Shares of Rs.1 each	150,00,00,000
Total	150,00,00,000
Issued, Subscribed and fully paid-up
106,58,94,188 Equity Shares of Rs. 1 each (fully Paid up)	106,58,94,188
Issued, Subscribed but not Fully paid up Capital
34,377 partly paid up equity shares comprising of:
15,262 equity shares of face value of Rs. 1 each, Rs. 0.75 paid up	11,446.50
19,115 equity shares of face value of Rs. 1 each, Rs. 0.50 paid up	9,557.50
Total	106,59,15,192

Other than allotment of 40,340 fully paid up equity shares of Re. 1 each to two eligible shareholders pursuant to the employee stock option scheme of the Amalgamated Company there has been no material change in the capital structure of the Amalgamated Company as set out above, till date. The equity shares of the Amalgamated Company are listed on the National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”). The NSE has vide its letter dated 01st March 2017 has given its no-objection to the filing of the Scheme. The BSE has vide its letter dated 02nd March 2017 granted its no-objection to the filing of the Scheme.

8.	BACKGROUND AND RATIONALE TO THE SCHEME

(i)

Both the Applicant Company and the Amalgamated Company are inter alia engaged in business of providing direct to home broadcasting services to their respective subscribers in India and the amalgamation of the Applicant/Amalgamating Company with the Amalgamated Company pursuant to this Scheme shall be in the interest to both the Applicant/Amalgamating Company and the Amalgamated Company.

(ii)

Both, the Applicant/Amalgamating Company and the Amalgamated Company are inter alia engaged in business of providing DTH services to their respective subscribers in India. With a view to consolidate the business interests of the Applicant/Amalgamating Company and the Amalgamated Company in the business of providing DTH broadcasting services, the Amalgamated Company and the Applicant/Amalgamating Company have decided that the Applicant/Amalgamating Company with all its business interests including those in direct-to-home broadcasting services business, be amalgamated into and with the Amalgamated Company. The proposed amalgamation would be to the benefit of the shareholders and creditors of the Applicant/Amalgamating Company and the Amalgamated Company and would, inter alia, have the following benefits:

(a)

the proposed amalgamation will enable consolidation of the business and operations of the Applicant/Amalgamating Company and the Amalgamated Company which will provide substantial impetus to growth, enable synergies, reduce operational costs, increase operational efficiencies and enable optimal utilization of various resources as a result of pooling of financial, managerial and technical resources, and technologies of both the Applicant/Amalgamating Company and the Amalgamated Company, significantly contributing to future growth and maximizing shareholder value; and

(b)

the proposed amalgamation would be to the benefit of their respective shareholders and creditors, as it is expected that the combined entity resulting out of such an arrangement will have better prospects of growth and that this would enable the management of the Amalgamated Company to vigorously pursue revenue growth and expansion opportunities.

9.	SALIENT FEATURES OF THE SCHEME

The transfer and vesting of the Applicant/Amalgamating Company as a going concern shall be pursuant to Section 230 to 232 of the Companies Act, 2013 (“2013 Act”) and in the manner as provided for in the Scheme. The salient features of the Scheme are as under:

A.

Subject to fulfilment of the conditions specified in paragraph 26 of the Scheme, the Effective Date under the Scheme shall be the date on which the Amalgamating Company and the Amalgamated Company file the drawn – up order of this Hon’ble Tribunal approving this Scheme with the Registrar of Companies, Maharashtra (RoC). In the event, if the Amalgamating Company and the Amalgamated Company make such filings on different dates, then the last date on which such filings are made with RoC shall be deemed to be the Effective Date.

B.	The Scheme further provides:

(i)	for transfer of all assets, movable and immoveable of the Amalgamating Company to the Amalgamated Company;

(ii)

that all debts, liabilities, contingent liabilities, duties and obligations secured or unsecured of the Amalgamating Company whether provided for or not in the books of accounts of the Amalgamating Company shall be deemed to be the debts, liabilities, duties and obligations of the Amalgamated Company;

(iii)	that all incorporeal or intangible property of the Amalgamating Company shall stand vested in the Amalgamated Company and shall become the property and an integral part of the Amalgamated Company;

(iv)

that all contracts, deeds, bonds, agreements, insurance policies, capital investments, subsidies, guarantees and indemnities, schemes, arrangements and other instruments of whatsoever nature in relation to the Amalgamating Company is a party or to the benefit of which it may be entitled or eligible, shall be in full force and effect on, against or in favour of the Amalgamated Company and may be enforced as fully and effectively as if, instead of the Amalgamating Company, the Amalgamated Company had been a party or beneficiary or obligee thereto;

(v)

that all permits, grants, no objection certificates, licences (including licenses granted to the Amalgamating Company by any governmental authority for the purpose of carrying on its business or in connection therewith) other than DTH License Agreement (which shall stand cancelled on the Effective Date, permissions (including statutory and regulatory permissions), approvals, consents, clearances, registrations etc. shall stand vested in or transferred to the Amalgamated Company, by operation of law pursuant to the vesting order of the Tribunal sanctioning the scheme;

(vi)

that all pending legal proceedings of whatsoever nature (including any notice, dispute, suit, appeal, complaint, claim or other proceedings) relating to the Amalgamating Company, whether by or against the Amalgamating Company shall continue and any prosecution shall be enforced, by or against the Amalgamated Company in the same manner as they would have been continued, prosecuted and/or enforced by or against the Amalgamating Company;

(vii)

that all employees of the Amalgamating Company shall be engaged by the Amalgamated Company on such terms and conditions that are no less favorable than those on which they are currently engaged by the Amalgamating Company without any interruption of service as a result of the amalgamation;

(viii)

that the Amalgamated Company shall formulate an employee stock option plan/scheme, the terms of which shall be similar to the Amalgamating Company ESOP Scheme, for enabling continuity of benefits, including with respect to vesting period and exercise period and exercise price (all as defined under the Scheme), in favor of the relevant option holders in terms of the Amalgamating Company ESOP Scheme.

C.	Clause 5 of Part C of Section I of the Scheme provides for the manner and mode of issuance of consideration by the Amalgamated Company upon the Scheme becoming effective.

D.

The Scheme further provides for the change in the authorized share capital and name of the Amalgamated Company. The name of the Amalgamated Company shall stand changed to ‘Dish TV Videocon Limited’ from its present name i.e. ‘Dish TV India Limited’.

E.

Upon this Scheme coming into effect, the Amalgamating Company shall, without any further act, instrument or deed of the Amalgamating Company or the Amalgamated Company, stand dissolved without winding up.

The aforesaid are only the salient features of the Scheme. You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

10.	The Applicant Company and the Amalgamating Company are not related to each other as holding company, subsidiary company or associate company.

11.

The Scheme has no adverse effect on any directors, key management personnel, promoters, non-promoter members, creditors and employees of the Applicant/ Amalgamating Company. The Scheme would be in the best interest of all stakeholders of the Applicant/ Amalgamating Company.

12.

The Scheme has no adverse effect on any directors, key management personnel, promoters, non-promoter members, creditors, debenture holders, debenture trustees and employees of the Amalgamated Company. The Scheme would be in the best interest of all stakeholders of the Amalgamated Company.

13.	No investigation or proceedings have been instituted or are pending in relation to the Applicant/ Amalgamating Company and Amalgamated Company under 1956 Act or the 2013 Act.

14.	There are no petitions pending for winding up of the Applicant/ Amalgamating Company.

15.	The details of the promoters and promoter group of the Applicant/Amalgamating Company are as under:

Sl. No.	Name and Address	No. of Shares Held
1	Saurabh P Dhoot	14,00,000
2	Venugopal N Dhoot	12,336
3	Anirudha V Dhoot	42,336
4	Shree Dhoot Trading And Agencies Limited	5,04,18,400
5	Solitaire Appliances Private Limited	5,04,18,400
6	Greenfield Appliances Private Limited	5,04,18,400
7	Synergy Appliances Private Limited	5,04,18,400
8	Platinum Appliances Private Limited	1,32,13,328

16.	The details with respect to the current shareholders of the Applicant/Amalgamating Company are as under:

As on 28th February 2017, the Applicant/Amalgamating Company had 196 (One Hundred and Ninety Six) equity shareholders holding 42,14,64,600 (Forty Two Crores Fourteen Lakhs Sixty Four Thousand and Six Hundred) equity shares in the entire paid up equity share capital of the Applicant/ Amalgamating Company. There has been no material change in the equity shareholding pattern of the Applicant/ Amalgamating Company as on date except for the transfer of shares pursuant to the vesting exercised by the employees in terms of the employee stock option scheme of the Applicant/Amalgamating Company. As of 26th March, 2017 the Applicant/Amalgamating Company has 391 (Three Hundred Ninety One) equity shareholders holding 42,14,64,600 (Forty Two Crores Fourteen Lakhs Sixty Four Thousand and Six Hundred) equity shares in the entire paid up equity share capital of the Applicant/ Amalgamating Company.

17.

The Board of Directors of the Applicant/Amalgamating Company has at its Board Meeting held on 11th November 2016 approved the Scheme and filing thereof. The details of the directors of the Applicant/Amalgamating Company who voted in favor of the resolution, against the resolution and who did not participate or vote on such resolution are as under:

Sl. No.	Name of Director	Voted for the Resolution	Voted against the Resolution	Did not vote or participate
1	Mr. Saurabh P Dhoot	Yes	—	—
2	Mr. Shivratan Jeetmal Taparia	Yes	—	—
3	Mr. Pradeep Ramwilas Rathi	Yes	—	—
4	Mr. Karunchandra Srivastava	Yes	—	—
5	Mr. Jeffery Sagansky	Yes	—	—
6	Mr. Nabankur Gupta	Yes	—	—

Ms. Geetanjali Vikram Kirloskar, Ms. Radhika Saurabh Dhoot and Mr. Harry Sloan had sought and were granted leave of absence from the above mentioned meeting and they did not attend the said meeting.

18.

The Board of Directors of the Amalgamated Company approved the Scheme at its board meeting held on 11th November 2016. The details of the directors of the Amalgamated Company, who voted in favor of the resolution, against the resolution and who did not participate or vote on such resolution are as under:

Sl. No.	Name of Director	Voted for the Resolution	Voted against the Resolution	Did not vote or participate
1	Mr. Jawahar Lal Goel	Yes	—	—
2	Mr. Ashok Mathai Kurien	Yes	—	—
3	Mr. Bhagwan Dass Narang	Yes	—	—
4	Mr. Arun Duggal	Yes	—	—
5	Mr. Lakshmi Chand	Yes	—	—
6	Dr. Rashmi Aggarwal	Yes	—	—

Mr. Eric Louis Zinterhofer, Independent Director of the Amalgamated Company had sought and was granted leave of absence from the above mentioned meeting and he did not attended the said meeting.

19.	The Applicant/Amalgamating Company and the Amalgamated Company do not have any common director.

20.	The details of the directors of the Applicant/ Amalgamating Company and their shareholding in the Applicant/ Amalgamating Company either singly or jointly as on 31st March 2017 are as follows:

Sl no.	Name of the Director	Designation	Address	Equity Shares
1	Mr. Saurabh Pradipkumar Dhoot	Wholetime Director	Dhoot Bunglow, Station Road Aurangabad 431001, Maharashtra	14,00,000

2	Mr. Shivratan Jeetmal Taparia	Independent Director	71, Girikunj, 6th Road Marine Lines, Mumbai 400020 Maharashtra	Nil

3	Mr. Pradeep Ramwilas Rathi	Independent Director	2, Boat Club Road, Pune 411001 Maharashtra	Nil

4	Mr. Nabankur Gupta	Independent Director	11, Jayshree, 75, Worli Sea Face, Worli, Mumbai 400025, Maharashtra	Nil

5	Mr. Karunchandra Srivastava	Independent Director	306, Shalaka, Maharshi Karve Marg, Mumbai 400 021. Maharashtra	Nil

6	Mrs. Radhika Saurabh Dhoot	Non Executive Director	99, Videocon House, Manav Mandir Road, Nepeansea Road, Mumbai 400 006	Nil

7	Mrs. Geetanjali Vikram Kirloskar	Independent Director	Kirloskar Residence, Kirloskar Business Park, Bellary Road, Hebbal, Bangalore, 560 024 Karnataka	Nil

8	Mr. Harry Sloan	Non Executive Director	10802, Ambazac way, Los Angeles, CA 90077	Nil*

9	Mr. Jefferey Sagansky	Non Executive Director	53E, 80th Street, New York, NY 10075	Nil**

*	Mr. Harry Sloan holds 3,137,947 ADSs issued by the Amalgamating Company.

**	Mr. Jefferey Sagansky 1,647,864 ADSs issued by the the Amalgamating Company.

Note: The shareholding of Mr. Harry Sloan and Mr. Jefferey Sagansky in the Amalgamating Company may change upon issuance of equity shares by the Amalgamating Company pursuant to the terms of the Contribution Agreement dated December 31, 2014 between the Transferor Company and Silver Eagle Acquisition Corp., as amended on February 3, 2015.

21.	The details of the directors of the Amalgamated Company and their shareholding in the Amalgamated Company either singly or jointly as on 31st March 2017 are as follows:

Sl No.	Name of the Director	Designation	Address	Equity Shares in Amalgamated Company
1	Mr. Jawahar Lal Goel	Chairman & Managing Director	Nandtara House, 22 Oak Drive, Sultanpur, Mehrauli, New Delhi – 110 030	1,76,800

2	Mr. Ashok Mathai Kurien	Non-Executive Director	B-252-253, 25th Floor, Tahnee Heights, Nepean Sea Road, Mumbai – 400 006	11,74,150

3	Mr. Bhagwan Dass Narang	Independent Director	B-64, Ground Floor, Gulmohar Park, New Delhi – 110049	7,500

4	Mr. Arun Duggal	Independent Director	A-4, 3rd Floor, West End, New Delhi -21	7,500

5	Mr. Lakshmi Chand	Independent Director	C-12, Sector 14, Noida – 201301, U.P.	0

6	Dr. Rashmi Aggarwal	Independent Director	D 164, Sector 47, Noida, Uttar Pradesh-201301	0

22.

The proposed Scheme does not effect in any manner nor varies the rights in any manner of the Key Managerial Persons (as defined under the 2013 Act) or directors of the Applicant/Amalgamating Company or the Amalgamated Company. The Scheme also does not propose any compromise or arrangement with the creditors of the Applicant/ Amalgamating Company or the Amalgamated Company.

23.

The benefits of the Scheme to the Applicant/ Amalgamating Company, the Amalgamated Company and their respective members and employees as perceived by the board of directors of the Applicant/ Amalgamating Company and Amalgamated Company, respectively are set out in the Scheme.

24.	The shareholding pattern of the Amalgamated Company is as under:-

Sl. No.	Category of Shareholder	No. of Shares Held	% of shareholding*
1	Promoter & Promoter Group (A)	68,68,78,060	64.44
2	Institutions	27,18,04,913	25.50
3	Non – Institutions	10,72,45,592	10.06
	Total Public (B)	37,90,50,505	35.56
	Total (A+B)	1,06,59,28,565	100.00

*	Pre-amalgamation shareholding represents shareholding of Amalgamated Company as on 4th November, 2016.

25.

The expected shareholding pattern of the Amalgamated Company after the Scheme becoming effective (subject to adjustments in case of a fresh issuance of equity shares by Amalgamating Company as contemplated in the Scheme) will be as under:-

Sl. No.	Category of Shareholder	No. of Shares Held	% of shareholding
1	Promoter & Promoter Group (A)	68,68,78,060	35.71
2	Institutions	27,18,04,913	14.13
3	Non – Institutions	96,50,31,358	50.17
	Total Public (B)	1,23,68,36,271	64.29
	Total (A+B)	1,92,37,14,331	100.00

26.

As on 28th February 2017, the Applicant/ Amalgamating Company has 15 secured creditors. The Scheme does not propose any compromise or arrangement with the secured creditors of the Applicant/ Amalgamating Company nor does the Scheme provide any variation in the liability owed to the secured creditors of the Applicant/Amalgamating Company. The Hon’ble National Company Law Tribunal, Bench at Mumbai dispensed with the requirement of convening the meeting of the secured creditors of the Applicant/ Amalgamating Company and directed issuance of individual notice to the secured creditors of the Applicant/Amalgamating Company. The Scheme also does not propose any compromise or arrangement with the secured creditors of the Amalgamated Company nor does the Scheme provide any variation in the liability owed to the secured creditors of the Amalgamated Company. The Hon’ble National Company Law Tribunal, Bench at Mumbai, in the Application filed by the Amalgamated Company, dispensed with the requirement of convening the meeting of the secured creditors of the Amalgamated Company and directed issuance of individual notice to the secured creditors of the Amalgamated Company.

27.

As on 28th February 2017, the Applicant/ Amalgamating Company has 842 (Eight Hundred and Forty Two) unsecured creditors of the Applicant/Amalgamating Company. The unsecured creditors of the Applicant/ Amalgamating Company are not in any manner affected by the Scheme nor is there any compromise or arrangement envisaged in the Scheme with the unsecured creditors. The Scheme does not contemplate any variation in the rights of the unsecured creditors of the Applicant/Amalgamating Company in any manner whatsoever. The National Company Law Tribunal, Bench at Mumbai dispensed with the requirement of convening the meeting of the unsecured creditors of the Applicant/ Amalgamating Company and directed issuance of individual notice to the unsecured creditors of the Applicant/ Amalgamating Company. The Scheme also does not propose any compromise or arrangement with the unsecured creditors of the Amalgamated Company nor does the Scheme provide any variation in the liability owed to the unsecured creditors of the Amalgamated Company. The Hon’ble National Company Law Tribunal, Bench at Mumbai, in the Application filed by the Amalgamated Company, dispensed with the requirement of convening the meeting of the unsecured creditors of the Amalgamated Company and directed issuance of individual notice to the unsecured creditors of the Amalgamated Company.

28.	The Scheme is inter alia subject to fulfilment of the following conditions:

(a)

Competition Commission of India approving the Scheme and the other transactions contemplated in the Scheme, or such approval is deemed to have been granted through the expiration of time periods available for the receipt of Competition Commission of India’s approval under applicable law;

(b)	Ministry of Information and Broadcasting approving the Scheme and the other transactions contemplated in the Scheme; and

(c)

Securities and Exchange Board of India and the Stock Exchanges approving the Scheme and the other transactions contemplated in the Scheme. The NSE has vide its letter dated 01st March 2017 has given its no-objection to the filing of the Scheme. The BSE has vide its letter dated 02nd March 2017 granted its no-objection to the filing of the Scheme.

29.

An equity shareholder entitled to attend and vote at the meeting of the equity shareholders of the Applicant/ Amalgamating Company being convened on Monday, the 8th day of May 2017 at Fort House, 2nd Floor, 221, Dr. D N Road, Fort, Mumbai – 400 001 at 11:30 A.M. is entitled to appoint a proxy to attend and vote. The instrument appointing the proxy should be deposited at the registered office of the Applicant/ Amalgamating Company not later than 48 (forty eight) hours prior to the time of commencement of the meeting.

30.

Corporate equity shareholders intending to send their authorized representative to attend the meetings are requested to lodge a certified true copy of the Board Resolution/Power of Attorney not later than 48 (forty eight) hours before the time of commencement of the meeting at the Registered Office of the Applicant/ Amalgamating Company, authorizing such person to attend and vote on its behalf.

31.	In the present matter, M/s G D Apte & Co., Chartered Accountants, Pune have provided valuation report/share exchange ratio report dated 11th November 2016.

32.	The Applicant/Amalgamating Company has not accepted deposits.

33.

The Hon’ble Tribunal Bench at Mumbai in Application No. 278 of 2017 filed by the Amalgamated Company has directed convening of the meeting of the equity shareholders of the Amalgamated Company on 8th May 2017, to consider the Scheme.

34.	The Applicant/Amalgamating Company has filed a copy of the Scheme of Amalgamation with the Registrar of Companies, Mumbai.

35.

The copy of the notice issued to the equity shareholders, Scheme of Amalgamation and Explanatory Statement under Section 230 of the Companies Act, 2013 along with the documents as set out at paragraph 32 of the present Explanatory Statement have been placed on the website of the Applicant/Amalgamating Company at www.videocond2h.com.

36.

The following documents will be open for inspection by the equity shareholders of the Applicant/ Amalgamating Company and also for obtaining extracts from or making or obtaining copies of at the Registered Office of the Applicant/ Amalgamating Company between 10:00 a.m. and 1:00 p.m. on all working days (Monday to Friday).

(a)	Copy of the C.S.A. No. 278 of 2017;

(b)	Copy of the Order of the National Company Law Tribunal, Bench at Mumbai dated 22nd March 2017 passed in the above Company Application;

(c)	Copies of the Memorandum and Articles of Association of the Applicant/ Amalgamating Company and the Amalgamated Company;

(d)	Copy of the audited accounts of the Applicant/ Amalgamating Company as on 31 March 2016;

(e)	Copy of the Supplementary Unaudited Accounting Statement of the Amalgamating Company and the Amalgamated Company, respectively, for the period ended December 31, 2016;

(f)	Copy of the Audited Accounts of the Amalgamated Company for the year ending 31 March 2016;

(g)	Copy of the quarterly results of the Amalgamated Company as filed with the stock exchanges for the quarters ending 30 June 2016, 30 September 2016 and 31 December 2016;

(h)	The Scheme of Amalgamation;

(i)	Copy of the extracts of the Board Resolutions dated 11th November 2016 of the Applicant/ Amalgamating Company and 11th November 2016 of the Amalgamated Company approving the Scheme;

(j)	Copy of the valuation report dated 11th November 2016 issued by M/s. G D Apte & Co., Chartered Accountants, Pune to Videocon d2h Limited;

(k)

Copy of the certificate dated 11th November 2016 issued by Kadam & Co. certifying that the accounting treatment proposed in the Scheme is in conformity with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013;

(l)

Copy of the report adopted by the Board of Directors of the Amalgamating Company in the meeting of its board of directors held on 30th January 2017 and copy of the report adopted by the Board of Directors of the Amalgamated Company in the meeting of its board of directors held on 24th March 2017, in each case, pursuant to the provisions of Section 232(2)(c) of the 2013 Act;

(m)	Copy of the observation letters dated 01st March 2017 and 02nd March 2017 from the NSE and BSE respectively.

(n)	Copy of contracts and arrangements material to the Scheme;

(o)	List of equity shareholders of the Applicant/Amalgamating Company as per the records of the Applicant/Amalgamating Company, available as on 31st March, 2017;

(p)	Press release dated 11th November 2016 issued by the Applicant/Amalgamating Company and the Amalgamated Company.

For, Applicant/ Amalgamating Company

Dated this 1st day of April, 2017.

SCHEME OF ARRANGEMENT

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956 AND/OR APPLICABLE SECTIONS OF THE COMPANIES ACT, 2013

AMONG

VIDEOCON D2H LIMITED (“TRANSFEROR COMPANY”)

AND

DISH TV INDIA LIMITED (“TRANSFEREE COMPANY”)

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

INTRODUCTION

A.	PREAMBLE

This Scheme of Arrangement (“Scheme”) for amalgamation is presented under the provisions of Sections 391 to 394 of the 1956 Act (as defined hereinafter) and/or applicable sections of the 2013 Act (as defined hereinafter) for (i) amalgamation of the Transferor Company (as defined hereinafter) into and with the Transferee Company (as defined hereinafter); (ii) dissolution without winding up of the Transferor Company; (iii) transfer of the authorized share capital from the Transferor Company to the Transferee Company; and (iv) change in the name of the Transferee Company, pursuant to the relevant provisions of the Companies Act (as defined hereinafter) and the relevant provisions of this Scheme. The amalgamation of the Transferor Company into and with the Transferee Company pursuant to this Scheme shall be in accordance with Section 2(1B) of the IT Act (as defined hereinafter). In addition, this Scheme also provides for various other matters consequential or otherwise integrally connected herewith.

B.	RATIONALE FOR THIS SCHEME

Both, the Transferor Company and the Transferee Company are inter alia engaged in business of providing direct-to-home broadcasting services to their respective subscribers in India. With a view to consolidate the business interests of the Transferor Company and the Transferee Company in the business of providing direct-to-home broadcasting services, the Transferee Company and the Transferor Company have decided that the Transferor Company with all its business interests including those in direct-to-home broadcasting services business, be amalgamated into and with the Transferee Company which is also, inter alia, engaged in the business of providing direct-to home broadcasting services in India.

The Transferor Company and the Transferee Company believe that the proposed amalgamation of the Transferor Company comprising of its business interests, inter alia, relating to its business of providing direct-to-home broadcasting services into and with the Transferee Company, would be to the benefit of the shareholders and creditors of the Transferor Company and the Transferee Company and would, inter alia, have the following benefits:

(a)	the proposed amalgamation will enable consolidation of the business and operations of the Transferor Company and the Transferee Company which will provide substantial impetus to growth, enable synergies, reduce operational costs, increase operational efficiencies and enable optimal utilization of various resources as a result of pooling of financial, managerial and technical resources, and technologies of both the Transferor Company and the Transferee Company, significantly contributing to future growth and maximizing shareholder value; and

(b)	the proposed amalgamation would be to the benefit of their respective shareholders and creditors, as it is expected that the combined entity resulting out of such an arrangement will have better prospects of growth and that this would enable the management of the Transferee Company to vigorously pursue revenue growth and expansion opportunities.

C.	PARTS OF THIS SCHEME

This Scheme is divided into the following sections:

1.	SECTION I

AMALGAMATION OF THE TRANSFEROR COMPANY INTO AND WITH THE TRANSFEREE COMPANY

Part A deals with the definitions, interpretation and share capital details of the Transferor Company and the Transferee Company.

Part B deals with amalgamation of the Transferor Company into and with the Transferee Company, in accordance with Section 2(1B) of the IT Act and Sections 391 to 394 of the 1956 Act and other relevant provisions of the Companies Act.

Part C deals with the discharge of the consideration for the amalgamation of the Transferor Company into and with the Transferee Company.

Part D deals with the accounting treatment in the books of the Transferee Company, transfer of the authorized share capital from the Transferor Company to the Transferee Company, dissolution without winding up of the Transferor Company, the change in the name of the Transferee Company, exemptions under SAST Regulations (as defined hereinafter) and Taxes.

2.	SECTION II

Section II deals with the general terms and conditions applicable to this Scheme.

SECTION I

AMALGAMATION OF THE TRANSFEROR COMPANY INTO AND WITH THE

TRANSFEREE COMPANY

PART A

WHEREAS:

A.	VIDEOCON D2H LIMITED, is a company incorporated under the 1956 Act with corporate identification number U92100MH2002PLC137947, and having its registered office at Auto Cars Compound, Adalat Road, Aurangabad, Maharashtra – 431 005 (“Transferor Company”). The Transferor Company is inter alia engaged in the business of providing direct-to-home broadcasting services to its subscribers in India.

B.	DISH TV INDIA LIMITED, is a company incorporated under the 1956 Act with corporate identification number L51909MH1988PLC287553, and having its registered office at 18th Floor, A Wing, Marathon Futurex, NM Joshi Marg, Lower Parel, Mumbai, Maharashtra – 400 013 (“Transferee Company”). The Transferee Company is inter alia engaged in the business of providing direct-to-home broadcasting services to its subscribers in India and providing teleport (up-linking) services to certain Essel group companies.

C.	In terms of this Scheme, it is now proposed, inter alia, to amalgamate the Transferor Company into and with the Transferee Company with effect from the Effective Date (as defined hereinafter), transfer the authorized share capital of the Transferor Company to the Transferee Company, effect dissolution without winding up of the Transferor Company and change the name of the Transferee Company, pursuant to and under Sections 391 to 394 of the 1956 Act and other relevant provisions of the Companies Act, in the manner provided for in this Scheme.

D.	The amalgamation of the Transferor Company into and with the Transferee Company pursuant to and in accordance with this Scheme shall be in accordance with Section 2(1B) of the IT Act.

1.	DEFINITIONS

For the purposes of this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the meanings mentioned herein below:

(a)	“1956 Act” means the Companies Act, 1956, and the rules, regulations, circulars, notifications, clarifications and orders issued thereunder, each as amended from time to time and to the extent in force;

(b)	“2013 Act” means the Companies Act, 2013, any re-enactment thereof, and the rules, regulations, circulars, notifications, clarifications and orders issued thereunder, each as amended from time to time and to the extent in force;

(c)	“Accounting Standards” means the generally accepted accounting principles in India complying with (i) the mandatory accounting standards notified under the Companies (Accounting Standards) Rules, 2006, or the Companies (Indian Accounting Standards) Rules, 2015, as amended from time to time and to the extent in force, and (ii) the relevant provisions of the Companies Act;

(d)	“ADS Holders” means the holders of the Transferor Company ADSs;

(e)	“Applicable Laws” means any statute, law, regulation, ordinance, rule, regulation, judgment, order, decree, clearance, approval, terms of any approval, permit or no-objection of any Governmental Authority, directive, guideline, policy, requirement, listing agreement or other governmental restriction or any similar form of decision, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as in effect from time to time;

(f)	“Board of Directors”, with respect to a company, means the board of directors of such company as constituted from time to time in accordance with the provisions of its Articles of Association and Applicable Laws and, unless repugnant to the subject, context or meaning thereof, includes every committee of the Board;

(g)	“Companies Act” means the 1956 Act or the 2013 Act, as may be applicable;

(h)	“Contribution Agreement” means the Contribution Agreement dated December 31, 2014 between the Transferor Company and Silver Eagle Acquisition Corp., as amended on February 3, 2015;

(i)	“Court” means the Hon’ble High Court of Bombay and shall be deemed to include the National Company Law Tribunal, Mumbai Bench, if at any time prior to the Effective Date: (i) the National Company Law Tribunal is empowered to approve compromises, arrangements and amalgamations in terms of Section 230 to 240 of the 2013 Act by the relevant Governmental Authority, and this Scheme is filed with the National Company Law Tribunal, Mumbai Bench; or (ii) pending the sanction of this Scheme, this Scheme is transferred to the National Company Law Tribunal, Mumbai Bench for its consideration and approval in terms of Applicable Laws;

(j)	“Depositary” means Deutsche Bank Trust Company Americas, being the depositary for the Transferor Company ADS;

(k)	“DTH License Agreement” means the license agreement dated December 28, 2007, executed between the Transferor Company and the President of India acting through the Director, Broadcasting, Policy & Legislation, Ministry of Information and Broadcasting, Government of India;

(l)	“Effective Date” has the meaning assigned to such term in Clause 3.1 of Section II of this Scheme. Any references in this Scheme to “upon this Scheme becoming effective” or “upon the effectiveness of this Scheme” or “upon this Scheme coming into effect” means and refers to the Effective Date;

(m)	“Electing ADS Holders” has the meaning assigned to such term in Clause 5.8.3 of Section I of this Scheme;

(n)	“Employee Welfare Trust” has the meaning assigned to such term in Clause 4.1.1(l) of Section I of this Scheme;

(o)	“Equity Option ADS Holders” has the meaning assigned to such term in Clause 5.1 of Section I of this Scheme;

(p)	“Equity Shares”, with respect to a company, means the fully paid-up equity shares of such company;

(q)	“First Earnout Shares” has the meaning given to such term in Clause 3.2.1 of Section I of this Scheme;

(r)	“Governmental Authority” means any competent governmental, regulatory, statutory or administrative authority, agency, department, commission or instrumentality (whether local, municipal, national or otherwise), court, board or tribunal of competent jurisdiction or other entity having, under any law, rule, regulation or order, jurisdiction over, or the power to regulate or pass orders binding upon, any person or matter and shall include any stock exchanges on which securities of any of such person are currently listed or may be listed in future, or arbitral tribunal or dispute resolution body empowered to pass orders binding on any person;

(s)	“GDSs” means the global depository shares to be issued under the Depository Receipts Scheme 2014, and other Applicable Laws, and where relevant, shall include the underlying equity shares relating thereto;

(t)	“Intangible Assets” means and includes all intellectual property rights and licenses of every kind and description throughout the world, in each case whether registered or unregistered, and including any applications for registration of any of the following, including without limitation inventions (whether patentable or not), patents, rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; copyrights and copyrightable subject matter; trademarks, service marks, trade names, domain names, logos, slogans, trade dress, design rights together with the goodwill symbolized by any of the foregoing; know-how, confidential and proprietary information, trade secrets, moral rights; any rights or forms of protection of a similar nature or having equivalent or similar effect to any of the foregoing which subsist anywhere in the world; and goodwill, whether or not covered in the foregoing, in connection with the businesses of the Transferor Company, together with the exclusive right for the Transferee Company and its assignees to represent themselves as carrying on the business in succession to the Transferor Company including business information and records; product registrations and approvals; and content distribution rights;

(u)	“IT Act” means the Income-tax Act, 1961, any re-enactment thereof and the rules, regulations, circulars and notifications issued thereunder, each as amended from time to time and to the extent in force;

(v)	“Merger Entity” means, the Transferor Company and the Transferee Company individually, and “Merger Entities”, the two of them collectively;

(w)	“Promoter Group” has the meaning assigned to such term in Regulation 2(1)(zb) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

(x)	“Promoter” has the meaning assigned to such term in Regulation 2(1)(za) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

(y)	“Record Date” shall have the meaning assigned to it in Clause 5.1 of Section I of this Scheme;

(z)	“RoC” means the Registrar of Companies, Maharashtra;

(aa)	“SAST Regulations” means the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(bb)	“Scheme” or “Scheme of Arrangement” means this Scheme of Arrangement among the Transferor Company and the Transferee Company and their respective shareholders and creditors pursuant to the provisions of Sections 391 to 394 of 1956 Act and other relevant provisions of the Companies Act, along with all Schedules, and as modified or amended from time to time in accordance with Applicable Laws;

(cc)	“SEBI” means the Securities and Exchange Board of India established under Section 3 of the Securities and Exchange Board of India Act, 1992;

(dd)	“SEC” means the United States Securities and Exchange Commission;

(ee)	“Second Earnout Shares” has the meaning given to such term in Clause 3.2.1 of Section I of this Scheme;

(ff)	“Securities Act” means the United States Securities Act of 1933, as amended;

(gg)	“Share Exchange Ratio” shall have the meaning ascribed to it in Clause 5.3 of Section I of this Scheme;

(hh)	“Stock Exchanges” means the stock exchanges where the Equity Shares of the Transferee Company are listed and admitted to trading, viz, BSE Limited and the National Stock Exchange of India Limited;

(ii)	“Transferor Company” shall have the meaning assigned to it in Recital A of Section I of this Scheme and shall include but not be limited to:

(i)	all assets, whether moveable or immoveable, plant and machinery, equipment, stocks and inventory including all rights, title, interest, claims, covenants in such assets of the Transferor Company;

(ii)	all investments, receivables, loans and advances extended (including CENVAT credit or other tax assets), including accrued interest thereon of the Transferor Company;

(iii)	all debts, borrowings and liabilities, whether present or future, secured or unsecured, availed by the Transferor Company;

(iv)	all permits, rights, entitlements, licenses, approvals, grants, allotments, recommendations, clearances, tenancies, offices, tax deferrals and benefits, subsidies, concessions, refund of any tax, duty, cess or any excess payment (including all amounts claimed as refund, whether or not so recorded in the books of accounts), tax credits (including, but not limited to, credits in respect of income tax, tax deducted at source, CENVAT, sales tax, value added tax, turnover tax, excise duty, service tax, minimum alternate tax etc.) of every kind and description whatsoever of the Transferor Company other than the DTH License Agreement (which shall stand cancelled on the Effective Date);

(v)	rights to any claim not preferred or made by the Transferor Company in respect of any refund of tax, duty, cess or other charge, including any erroneous or excess payment thereof made by the Transferor Company and any interest thereon, under Applicable Law, and in respect of set-off, carry forward of un-absorbed losses, deferred revenue expenditure, deduction, exemption, rebate, allowance, amortization benefit, etc. whether under the IT Act, the rules and regulations thereunder, or any other Applicable Law, or any other or like benefits under the said acts or under and in accordance with any Applicable Law or act, whether in India or anywhere outside India;

(vi)	all Intangible Assets of every kind and description whatsoever of the Transferor Company;

(vii)	all privileges and benefits of, or under, all contracts, agreements or arrangements of any kind, and all other rights including lease rights, licenses and facilities of every kind and description whatsoever of the Transferor Company;

(viii)	all employees of the Transferor Company;

(ix)	all advance payments, earnest monies and/or security deposits or other entitlements of the Transferor Company;

(x)	all legal, tax, regulatory, quasi-judicial, administrative or other proceedings, suits, appeals, applications or proceedings of whatsoever nature initiated by or against the Transferor Company; and

(xi)	all books, records, files, papers, computer programs, engineering and process information, manuals, data, production methodologies, production plans, catalogues, quotations, websites, sales and advertising material, marketing strategies, list of present and former customers, customer credit information, customer pricing information, and other records whether in physical form or electronic form or in any other form, in connection with or relating to the Transferor Company;

(jj)	“Transferor Company ADSs” or “ADSs” means the American depository shares issued under the Depository Receipts Scheme 2014 by the Transferor Company, pursuant to the Transferor Company Deposit Agreement;

(kk)	“Transferor Company Deposit Agreement” means the deposit agreement dated March 31, 2015 among the Depositary, the Transferor Company and the holders and the beneficial owners of the ADSs;

(ll)	“Transferor Company ESOP Scheme” has the meaning assigned to such term in Clause 4.1.1(l) of Section I of this Scheme;

(mm)	“Transferor Company Options” has the meaning assigned to such term in Clause 4.1.1(l) of Section I of this Scheme;

(nn)	“Transferor Company Shares” means the Equity Shares of the Transferor Company of face value of Rs. 10 each;

(oo)	“Transferee Company ESOP Scheme” has the meaning assigned to such term in Clause 4.1.1(l)(i) of Section I of this Scheme;

(pp)	“Transferee Company Options” has the meaning assigned to such term in Clause 4.1.1(l)(ii) of Section I of this Scheme;

(qq)	“Transferee Company Shares” has the meaning assigned to it in Clause 5.8.1 of Section I of this Scheme;

(rr)	“Transferee Company” shall have the meaning assigned to it in Recital B of Section I of this Scheme;

(ss)	“Transferee Company GDS” has the meaning assigned to such term in Clause 5.8.1 of Section I of this Scheme;

(tt)	“Transferee Company Deposit Agreement” has the meaning assigned to such term in Clause 5.8.1 of Section I of this Scheme; and

(uu)	“Transferee Company Depositary” has the meaning assigned to such term in Clause 5.8.1 of Section I of this Scheme.

2.	INTERPRETATION

(a)	The expressions, which are used in this Scheme and not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning assigned to them under the Companies Act, the IT Act, the Depositories Act, 1996 and other Applicable Laws.

(b)	References to “Sections 391 to 394 of 1956 Act” in this Scheme means and shall be deemed to include references to Section 230 to 240 of the 2013 Act as and when such provisions are made effective in accordance with Applicable Laws. Any references to Sections of the 1956 Act shall be deemed to include references to the equivalent provisions of the 2013 Act, as and when such provisions are made effective in accordance with Applicable Laws.

(c)	In this Scheme, unless the context otherwise requires:

(i)	the words “including”, “include” or “includes” shall be interpreted in a manner as though the words “without limitation” immediately followed the same;

(ii)	any document or agreement includes a reference to that document or agreement as varied, amended, supplemented, substituted, novated or assigned, from time to time, in accordance with the provisions of such a document or agreement;

(iii)	the words “other”, “or otherwise” and “whatsoever” shall not be construed ejusdem generis or be construed as any limitation upon the generality of any preceding words or matters specifically referred to;

(iv)	the headings are inserted for ease of reference only and shall not affect the construction or interpretation of the relevant provisions of this Scheme;

(v)	the term “Clause” refers to the specified clause in Section I or Section II of this Scheme, as the case may be;

(vi)	reference to any legislation, statute, regulation, rule, notification or any other provision of law means and includes references to such legal provisions as amended, supplemented or re-enacted from time to time, and any reference to legislation or statute includes any subordinate legislation made from time to time under such a legislation or statute and regulations, rules, notifications or circulars issued under such a legislation or statute; and

(vii)	words in the singular shall include the plural and vice versa.

3.	SHARE CAPITAL

3.1	Share Capital of the Transferee Company

3.1.1	The share capital of the Transferee Company as on October 31, 2016 is as under:

Share Capital	Amount (Rs.)
Authorized Capital
Equity
150,00,00,000 Equity Shares of face value of Re. 1 each	150,00,00,000

Total	150,00,00,000

Issued, Subscribed and Fully Paid-up Capital
106,58,94,188 Equity Shares of face value of Re. 1 each, fully paid up	106,58,94,188
Issued, Subscribed but not Fully Paid-up Capital
34,377 partly paid-up equity shares comprising of:
15,262 equity shares of face value of Re. 1 each, Rs. 0.75 paid-up	11,446.50
19,115 equity shares of face value of Re. 1 each, Rs. 0.50 paid-up	9,557.50

Total	106,59,15,192

3.1.2	Certain employee stock options granted to the employees of the Transferee Company which are vested may be exercised by the relevant employee before the Effective Date. The details of the employee stock options which have (i) been granted to the employees of the Transferee Company but which have not vested as on October 31, 2016 and (ii) been granted and vested in the employees of the Transferee Company but which have not been exercised as on October 31, 2016 are set out below:

Employee Stock Options

Employee stock options granted and accepted but which have not vested

8,62,500 (eight lakh sixty two thousand and five hundred)employee stock options, which may be exchanged for 862,500 (eight lakh sixty two thousand and five hundred) Equity Shares of the Transferee Company

Employee stock options granted, accepted and vested but not exercised

72,600 (seventy two thousand six hundred) employee stock options, which may be exchanged for 72,600 (seventy two thousand six hundred) Equity Shares of the Transferee Company

3.1.3	The Equity Shares of the Transferee Company are listed on the Stock Exchanges.

3.2	Share Capital of the Transferor Company

3.2.1	The share capital of the Transferor Company as on October 31, 2016 is as under:

Share Capital	Amount (Rs.)
Authorized Capital
Equity
50,00,00,000 Equity Shares of face value Rs. 10 each	500,00,00,000

Total	500,00,00,000

Issued, Subscribed and Paid-up Capital**
42,00,64,600* Equity Shares of face value Rs. 10 each	420,06,46,000

Total	420,06,46,000

*	This includes:
(a)	15,09,99,600 (fifteen crore nine lakh ninety nine thousand six hundred) Transferor Company Shares, underlying 3,77,49,900 (three crore seventy seven lakh forty nine thousand nine hundred) Transferor Company ADSs.
(b)	37,05,000 (thirty seven lakh five thousand) Transferor Company Shares issued to the Employee Welfare Trust, of which 32,38,353 (thirty two lakh thirty eight thousand three hundred and fifty-three) Transferor Company Options (each of which may be exercised for one Transferor Company Share) have been granted to, accepted by and vested in employees of the Transferor Company. No employee stock options have been granted or will be granted from the date of the Transferor Company’s board’s approval of the Scheme against the remaining 4,66,647 (four lakh sixty six thousand six hundred and forty seven) Transferor Company Shares held by the Employee Welfare Trust and such remaining Shares shall be dealt with in accordance with Clause 5.4 of Section I of this Scheme.
**	The issued, subscribed and paid-up capital of the Transferor Company is subject to change on account of the following issuances of Transferor Company Shares:
(a)	The Transferor Company has an obligation to issue 53,99,984 (fifty three lakh ninety nine thousand nine hundred and eight four) Transferor Company Shares (“First Earnout Shares”) to certain persons pursuant to the terms of the Contribution Agreement. Subject to receipt of regulatory approvals prior to the Effective Date, such Transferor Company Shares shall be issued by the Transferor Company.
(b)	The Transferor Company shall be required to issue 2,87,59,984 (two crore eighty seven lakh fifty nine thousand nine hundred and eighty four) Transferor Company Shares (“Second Earnout Shares”) to certain persons under the terms of the Contribution Agreement upon occurrence of certain performance hurdles under the Contribution Agreement prior to the Effective Date and subject to receipt of regulatory approvals for such issuance, prior to the Effective Date.

3.2.2	Certain Transferor Company Options granted to and accepted by the employees of the Transferor Company, which are vested may be exercised by the relevant employees before the Effective Date. The details of the employee stock options which have (i) been granted to, and accepted by, the employees of the Transferor Company but which have not vested as on October 31, 2016 and (ii) been granted to, accepted by and vested in, the employees of the Transferor Company but which have not been exercised as on October 31, 2016 are set out below:

Employee Stock Options

Employee stock options granted and accepted but which have not vested

32,38,353 (thirty two lakh thirty eight thousand three hundred and fifty three) employee stock options, which may be exchanged for 32,38,353 (thirty two lakh thirty eight thousand three hundred and fifty three) Equity Shares of the Transferor Company

Employee stock options granted, accepted and vested but not exercised

Nil

3.2.3	The Equity Shares of the Transferor Company are not listed on any of the stock exchanges in India. The Transferor Company ADSs are listed on the NASDAQ Stock Market.

PART B

4.	AMALGAMATION OF THE TRANSFEROR COMPANY INTO AND WITH THE TRANSFEREE COMPANY

4.1	Transfer and vesting of assets, liabilities and entire business of the Transferor Company into and with the Transferee Company

4.1.1	Subject to the provisions of this Scheme in relation to the modalities of amalgamation, upon this Scheme coming into effect on the Effective Date, the Transferor Company, together with all its present and future properties, assets, investments, rights, obligations, liabilities, benefits and interests therein, whether known or unknown, shall amalgamate into and with the Transferee Company, and all present and future properties, assets, liabilities, investments, rights, obligations, liabilities, benefits and interests of the Transferor Company shall become the property of, and an integral part of, the Transferee Company subject to the charges and encumbrances (to the extent they are outstanding on the Effective Date), if any, created by the Transferor Company on its properties and assets in favour of lenders, as a going concern, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed required by either of the Transferor Company or the Transferee Company. Without prejudice to the generality of the above, in particular, the Transferor Company shall stand amalgamated into and with the Transferee Company, in the manner described in sub-paragraphs (a) – (m) below:

(a)	upon this Scheme coming into effect on the Effective Date, all immovable property (including land, buildings and any other immovable property) of the Transferor Company, whether freehold or leasehold, and any documents of title, rights and easements in relation thereto, shall stand vested in or be deemed to be vested in the Transferee Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company. Upon this Scheme coming into effect on the Effective Date, the Transferee Company shall be entitled to exercise all rights and privileges and be liable to pay all taxes, rent and charges, and fulfill all obligations, in relation to or applicable to such immovable properties and the relevant landlords, owners and lessors shall continue to comply with the terms, conditions and covenants under all relevant lease / license or rent agreements and shall, in accordance with the terms of such agreements, refund the security deposits and advance / prepaid lease / license fee, if any, to the Transferee Company. The mutation/ substitution of the title to and interest in such immovable properties shall be made and duly recorded in the name of the Transferee Company, by the relevant Governmental Authorities pursuant to the sanction of this Scheme by the Court and upon this Scheme coming into effect on the Effective Date;

(b)	upon this Scheme coming into effect on the Effective Date, all the assets of the Transferor Company which are movable in nature or are otherwise capable of being transferred by physical or constructive delivery and, or, by endorsement and delivery, or by vesting and recordal, including equipment, furniture and fixtures, shall stand vested in Transferee Company, and shall become the property and an integral part of Transferee Company. The vesting pursuant to this sub-clause shall be deemed to have occurred by physical or constructive delivery or by endorsement and delivery, or by vesting and recordal, as appropriate to the property being vested and the title to such property shall be deemed to have been transferred accordingly to the Transferee Company;

(c)	upon this Scheme coming into effect on the Effective Date, any and all other movable property (except those specified elsewhere in this Scheme) including investments in shares and any other securities, all sundry debts and receivables, outstanding loans and advances relating to the Transferor Company which are recoverable in cash or in kind or for value to be received, actionable claims, bank balances and deposits, if any with government, semi-government, local and other authorities and bodies, customers and other persons, cheques on hand shall, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed of the Transferor Company or the Transferee Company become the property of the Transferee Company. Without prejudice to the foregoing, the Transferee Company shall be entitled to deposit at any time after Effective Date, cheques received in the name of the Transferor Company, to enable the Transferee Company to receive the amounts thereunder;

(d)	upon this Scheme coming into effect on the Effective Date, all debts, borrowings, liabilities, contingent liabilities, duties and obligations, secured or unsecured, relating to the Transferor Company, whether provided for or not in the books of accounts of the Transferor Company or disclosed in the balance sheet of such Transferor Company, shall stand transferred to and vested in the Transferee Company, along with any charge, lien, encumbrance or security thereon, and the same shall be assumed to the extent they are outstanding on the Effective Date and become and be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of the Transferee Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed of the Transferor Company or the Transferee Company. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person, who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause. However, if any lender of the Transferor Company requires satisfaction of the charge over the Transferor Company’s properties and recordal of a new charge with the Transferee Company, the Transferee Company shall for good order and for statistical purposes, file appropriate forms with the RoC as accompanied by the sanction order or a certified copy thereof and any deed of modification or novation executed inter alios by the Transferee Company;

(e)	upon this Scheme coming into effect on the Effective Date, all incorporeal or intangible property of the Transferor Company shall stand vested in the Transferee Company and shall become the property and an integral part of the Transferee Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company;

(f)	upon this Scheme coming into effect on the Effective Date, all letters of intent, contracts, deeds, bonds, agreements, insurance policies, capital investment, subsidies, guarantees and indemnities, schemes, arrangements, and other instruments of whatsoever nature in relation to the Transferor Company or to which the Transferor Company is a party or to the benefit of which it may be entitled or eligible, shall be in full force and effect against or in favour of the Transferee Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed of the Transferor Company or the Transferee Company, and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company is a party or beneficiary or obligor thereto. Without prejudice to the generality of the foregoing, bank guarantees, performance guarantees, letters of credit, agreements with any Governmental Authority, hire purchase agreements, lending agreements and such other agreements, deeds, documents and arrangements pertaining to the business of Transferor Company or to the benefit of which the Transferor Company may be eligible and which are subsisting or have effect immediately before the Effective Date, including all rights and benefits (including benefits of any deposit, advances, receivables or claims) arising or accruing therefrom, shall, upon this Scheme becoming effective, by operation of law pursuant to the vesting orders of the Court, be deemed to be bank guarantees, performance guarantees, letters of credit, agreements, deeds, documents, and arrangements, as the case may be, of Transferee Company;

(g)	upon this Scheme coming into effect on the Effective Date, all permits, grants, no-objection certificates, licenses (including the licenses granted to the Transferor Company by any Governmental Authority for the purpose of carrying on its business or in connection therewith) other than DTH License Agreement (which shall stand cancelled on the Effective Date), permissions (including statutory and regulatory permissions), approvals, consents (including environmental consents), clearances, registrations (including relating to sales tax, service tax, excise, value added tax), (including, but not limited to, credits in respect of income tax, sales tax, value added tax, turnover tax, excise duty, service tax, tax credits, tax refunds, tax holidays, security transaction tax, minimum alternate tax credit and duty entitlement credit certificates), tenancies, quotas, recommendations, privileges, powers, offices, facilities of every kind and description of whatsoever nature, easements, goodwill, allotments, concessions, exemptions, advantages, or rights required to carry on the operations of the Transferor Company or granted to the Transferor Company, shall stand vested in or transferred to the Transferee Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company, and shall be appropriately transferred or assigned by the concerned Governmental Authority in favour of Transferee Company;

(h)	upon this Scheme coming into effect on the Effective Date, all Intangible Assets of the Transferor Company or granted to the Transferor Company, shall stand vested in or transferred to the Transferee Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company; provided that the Transferee Company may take such actions as may be necessary and permissible to get the Intangible Assets, intellectual property rights and licenses transferred to and / or registered in the name of the Transferee Company;

(i)	upon this Scheme coming into effect on the Effective Date, the Transferee Company shall bear the burden and the benefits of any legal or other proceedings initiated by or against the Transferor Company. Upon this Scheme coming into effect on the Effective Date, if any notice, dispute, suit, appeal, complaint, claim or other proceeding of whatsoever nature by or against the Transferor Company including those before any Governmental Authority, be pending, the same shall not abate, be discontinued or in any way be prejudicially affected by reason of the amalgamation of Transferor Company or of anything contained in this Scheme but the proceedings shall be continued, prosecuted and enforced by or against the Transferee Company in the same manner and to the same extent as it would or might have been continued, prosecuted and enforced by or against the Transferor Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company;

(j)	upon this Scheme coming into effect on the Effective Date, all employees of the Transferor Company shall become employees of the Transferee Company with effect from the Effective Date, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company, on the terms and conditions no less favorable than those that were applicable to such employees immediately prior to such amalgamation, with the benefit of continuity of service and without any break or interruption in service. It is clarified that such employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme shall continue to be governed by the terms of employment as were applicable to them immediately before such amalgamation and shall not be entitled to be governed by employment policies or to avail of any benefits under any scheme or settlement or otherwise that are applicable and available to any other employees of the Transferee Company, unless and otherwise so stated by the Transferee Company in writing in respect of all employees, class of employees or any particular employee. With regard to provident fund, gratuity fund, superannuation fund or any other special fund or obligation created or existing for the benefit of such employees of the Transferor Company, including the Employee Welfare Trust, upon this Scheme coming into effect on the Effective Date, the Transferee Company shall stand substituted for the Transferor Company, by operation of law pursuant to the vesting order of the Court sanctioning this Scheme, without any further act, instrument or deed of the Transferor Company or the Transferee Company, for all purposes whatsoever relating to the obligations to make contributions to the said funds in accordance with the provisions of such schemes or funds in the respective trust deeds or other documents, and the Transferee Company shall continue to abide by agreement(s)/settlement(s) entered into by the Transferor Company with any of its employees prior to the Effective Date. It is the aim and intent of this Scheme that upon this Scheme coming into effect on the Effective Date, all the rights, duties, powers and obligations of the Transferor Company in relation to such schemes or funds shall become those of the Transferee Company. For the avoidance of doubt, it is clarified that with regard to provident fund, gratuity, leave encashment, deferred cash benefits and long term incentive plans and any other special scheme or benefits created or existing for the benefit of such employees of the Transferor Company, upon this Scheme becoming effective, Transferee Company shall stand substituted for Transferor Company for all purposes whatsoever, including with regard to the obligation to make contributions to relevant authorities, such as the Regional Provident Fund Commissioner or to such other funds maintained by the Transferor Company, in accordance with the provisions of Applicable Laws or otherwise. Without prejudice to the generality of the foregoing, any private funds (if any) and investments made out of private funds maintained by the Transferor Company (if any) shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. Such private funds (if any) maintained by the Transferor Company shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds maintained by the Transferee Company. In the event that the Transferee Company does not maintain its own private fund with respect to any such funds maintained by the Transferor Company, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing private funds of the Transferor Company separately and contribute thereto, until such time as the Transferee Company creates its own private funds at which time the private funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such private funds maintained by the Transferee Company. It is clarified that the services of the employees of the Transferor Company will be treated as having been continuous for the purpose of the aforesaid schemes, funds, benefit plans or policies. The Transferor Company and the Transferee Company shall undertake all the necessary steps and formalities as may be required to be carried out for transfer of such fund, assets, value, etc. to the Transferee Company in this regard;

(k)	the Transferee Company undertakes that for the purpose of payment of any retrenchment compensation, gratuity and other terminal benefits to the employees of Transferor Company, the past services of such employees with the Transferor Company shall also be taken into account and it shall pay the same accordingly, as and when such amounts are due and payable;

(l)	the Transferor Company has set up an employee welfare trust, namely the Videocon d2h Employee Welfare Trust (“Employee Welfare Trust”) in terms of a deed of private trust dated September 24, 2014 and has formulated the Videocon d2h Employee Stock Option Scheme 2014 (“Transferor Company ESOP Scheme”). In terms of the Transferor Company ESOP Scheme, the Transferor Company has granted and its employees have accepted 32,38,353 (thirty two lakh thirty eight thousand three hundred and fifty three) employee stock options, each of which may be exercised for 1 (one) Equity Share of face value of Rs. 10 (Rupees Ten) each of the Transferor Company at an exercise price of Rs. 50 (Rupees Fifty) per Equity Share of the Transferor Company, out of which its employees have paid Rs. 10 (Rupees Ten) upfront per option to accept the grant thereof (“Transferor Company Options”). Upon this Scheme coming into effect:

(i)	The Transferee Company shall formulate an employee stock option plan / scheme, the terms of which shall be similar to the Transferor Company ESOP Scheme, for enabling continuity of benefits, including with respect to vesting period and exercise period (subject to 4.1.1(l)(iii) below) and exercise price (taking into account the upfront payment already paid by the employees in respect thereof and subject to adjustment of such exercise price in accordance with the Share Exchange Ratio), in favour of the relevant option holders in terms of the Transferor Company ESOP Scheme (“Transferee Company ESOP Scheme”). The compensation committee of the Transferee Company shall implement and monitor the Transferee Company ESOP Scheme. The Transferee Company ESOP Scheme shall be effected and implemented in such manner as the Transferor Company may deem fit;

(ii)	The Transferor Company Options held by the relevant option holders in the Transferor Company as of the Record Date shall be substituted with employee stock options of the Transferee Company. Accordingly, such option holders holding Transferor Company Options shall be granted employee stock options by the Transferee Company (“Transferee Company Options”) in accordance with the Share Exchange Ratio. Each Transferee Company Option may be exchanged for 1 (one) Equity Share of the Transferee Company at the exercise price set out under the Transferee Company ESOP Scheme. For the avoidance of doubt, it is clarified that the exercise price of the Transferee Company Options shall be determined on the basis of the existing exercise price of the Transferor Company Options after taking into account the upfront payment already paid by the employees to the Transferor Company in respect thereof and the Share Exchange Ratio. Upon the issuance of the Transferee Company Options and completion of other actions specified herein, the Transferor Company ESOP Scheme shall be deemed to be cancelled;

(iii)	The terms and conditions of the Transferee Company ESOP Scheme shall always remain no less favourable than those provided under the Transferor Company ESOP Scheme and any vesting period or exercise period already lapsed under the Transferor Company ESOP Scheme in regard to the Transferor Company Options held by an option holder shall be deemed to have lapsed in regard to the Transferee Company Options granted to such an option holder in terms of this Clause 4.1.1(l). The relevant option holders have consented to such adjustments and no other approvals shall be required from the relevant option holders for undertaking any modifications / cancellation made or required to be made to the Transferor Company ESOP Scheme and for formulating the Transferee Company ESOP Scheme and substituting the employee stock options as contemplated herein. Subject to Applicable Law, the adjustments to the exercise price per option and option entitlement of the option holders, if any, proposed under this Section shall be appropriately reflected in the accounts of the Transferee Company; and

(iv)	The approval granted to this Scheme by each Merger Entity and its shareholders, Stock Exchanges, SEBI and, or, other relevant Governmental Authorities shall be deemed to be approval granted to the Transferor Company for undertaking the cancellation of the Transferor Company Options and to the Transferee Company for formulating the Transferee Company ESOP Scheme and for substituting the employee stock options as contemplated herein, and no further resolution or actions shall be required to be undertaken by the Transferor Company and/or the Transferee Company, including under the terms of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 read with the SEBI Circular No. CIR/CFD/POLICY CELL/2/2015 dated June 16, 2015 and the requirements of the aforesaid regulation / legal provisions shall be deemed to be complied with; and

(m)	upon this Scheme coming into effect on the Effective Date all estates, assets, rights, title, interests and authorities accrued to and, or, acquired by the Transferor Company shall be deemed to have been accrued to and, or, acquired for and on behalf of the Transferee Company, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, right, title, interests and authorities of the Transferee Company.

4.1.2	Upon this Scheme becoming effective and the consequent amalgamation of Transferor Company into and with the Transferee Company, the secured creditors of Transferee Company, if any, shall only continue to be entitled to security over such properties and assets forming part of Transferee Company, as existing immediately prior to the amalgamation of Transferor Company into and with Transferee Company and the secured creditors of Transferor Company, if any, shall continue to be entitled to security only over such properties, assets, rights, benefits and interest of and in Transferor Company, as existing immediately prior to the amalgamation of Transferor Company into and with Transferee Company. For the avoidance of doubt, it is clarified that all the assets of Transferor Company and Transferee Company which are not currently encumbered shall, subject to Applicable Laws, remain free and available for creation of any security thereon in future in relation to any new indebtedness that may be incurred by Transferee Company. For this purpose, no further consent from the existing creditors shall be required and sanction of this Scheme shall be considered as a specific consent of such creditors.

4.1.3	The Transferee Company shall, at any time after this Scheme becomes effective in accordance with the provisions hereof and as the successor entity of the Transferor Company, if so required under any Applicable Laws or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which the Transferor Company has been a party, including any filings with the Governmental Authorities, in order to give formal effect to the above provisions. The Transferee Company shall, under the provisions hereof, be deemed to be authorised to execute any such writings in the name of and on behalf of Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of Transferee Company, inter alia, in its capacity as the successor entity of the Transferor Company.

4.1.4	The Transferee Company shall, at any time after this Scheme becoming effective in accordance with the provisions hereof, if so required under Applicable Laws, do all such acts or things as may be necessary to transfer / obtain the approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses and certificates which were held or enjoyed by Transferor Company. For the avoidance of doubt, it is clarified that if the consent of either a third party or Governmental Authority is required to give effect to the provisions of this Clause, the said third party or Governmental Authority shall make and duly record the necessary substitution / endorsement in the name of Transferee Company pursuant to the sanction of this Scheme by the Court, and upon this Scheme becoming effective. The Transferee Company shall file appropriate applications / documents with the relevant authorities concerned for information and record purposes and the Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of Transferor Company and to carry out or perform all such acts, formalities or compliances referred to above as may be required in this regard.

PART C

5.	CONSIDERATION

5.1	Upon this Scheme coming into effect on the Effective Date and upon the amalgamation of the Transferor Company into and with the Transferee Company; the day that the Effective Date falls on (immediately prior to the Scheme coming into effect in accordance with the terms hereof) (the, “Record Date”) shall be the record date for determining the equity shareholders of the Transferor Company and the Transferor Company ADS Holders who have elected to acquire Equity Shares of the Transferor Company in accordance with Clause 5.8.2 below (“Equity Option ADS Holders”) who are entitled to acquire Equity Shares of face value of Re. 1 (Rupee One) each of the Transferee Company and for determining the Electing ADS Holders who shall be issued the Transferee Company GDSs, in accordance with this Clause 5 of Section I of the Scheme.

5.2	The share exchange ratio stated in Clause 5.3 of Section I of this Scheme has been determined by the Board of Directors of: (i) the Transferor Company based on their independent judgment after taking into consideration the valuation report dated November 11, 2016 provided by M/s G.D. Apte & Co. Chartered Accountants, and (ii) the Transferee Company based on their independent judgment after taking into consideration the valuation report dated November 11, 2016 provided by M/s S.R. Batliboi & Co. LLP. and the fairness opinion dated November 11, 2016 provided by merchant banker, Morgan Stanley India Company Private Limited.

5.3	The respective Board of Directors of the Transferor Company and the Transferee Company have determined that the equity shareholders of the Transferor Company as of the Record Date shall be issued in aggregate 85,77,85,766 (eighty five crore seventy seven lakh eighty five thousand seven hundred and sixty six) Equity Shares of face value of Re. 1 (Rupee One) each credited as fully paid-up in the Transferee Company. Based on the above, the share exchange ratio shall be 85,77,85,766 (eighty five crore seventy seven lakh eighty five thousand seven hundred and sixty six) divided by the total number of Transferor Company Shares issued and paid up (being the “Share Exchange Ratio” if the conditions in proviso (a) and/or (b) of this Clause 5.3 have not occurred), which implies that if the total number of Transferor Company Shares issued and paid up is 42,49,97,937 (forty two crore forty nine lakh ninety seven thousand nine hundred and thirty seven), for every 1 (one) Equity Shares of face value of Rs. 10 (Rupees Ten) each held in the Transferor Company as on the Record Date, the equity shareholders of the Transferor Company shall be issued (approximately, after rounding up to two decimal places) 2.02 Equity Shares of face value of Re. 1 (Rupee One) each credited as fully paid-up in the Transferee Company, provided however that if:

(a)	the First Earnout Shares are not issued by the Transferor Company prior to the Effective Date; and/or

(b)	the Transferor Company duly issues the Second Earnout Shares pursuant to its obligations under the Contribution Agreement, prior to the Effective Date,

the share exchange ratio shall be adjusted such that it shall be equal to 85,77,85,766 (eighty five crore seventy seven lakh eighty five thousand seven hundred and sixty six) divided by the total number of Transferor Company Shares issued and paid up as on the Effective Date, immediately prior to the Scheme coming into effect (being, the “Share Exchange Ratio” where the events set out in proviso (a) and/or (b) have occurred).

The Transferee Company shall, without any further act, instrument or deed, issue and allot to every equity shareholder (other than the custodian of the Transferor Company Depositary) and Equity Option ADS Holder of the Transferor Company as on the Record Date, the requisite number of Equity Shares in the Transferee Company based on the Share Exchange Ratio in the manner contemplated in this Clause 5.3, subject to 5.6 below, provided however that the foregoing shall not apply in respect of the issuance of Transferee Company Shares (being the Equity Shares underlying the Transferee Company GDSs to be distributed to the Electing ADS Holders) to the custodian of the Transferee Company Depositary, which shall instead, be governed by the provisions of Clause 5.8 of this Scheme. For avoidance of doubt it is clarified that for each Transferor Company ADSs held in the Transferor Company as on the Record Date, each Equity Option ADS Holders of the Transferor Company shall be issued such number of Transferee Company Shares as is equal to the Share Exchange Ratio multiplied by the number of Transferor Company Shares represented by such ADS. The Equity Shares in the Transferee Company to be issued to the equity shareholders and Equity Option ADS Holder of the Transferor Company and the custodian of the Transferee Company Depositary, pursuant to this Scheme shall rank pari passu in all respects with the existing Equity Shares of the Transferee Company including with respect to dividend, bonus, right issue and other corporate benefits, and shall be fully paid-up.

5.4	There are 4,66,647 (four lakh sixty six thousand six hundred and forty seven) Equity Shares of the Transferor Company held by the Employee Welfare Trust against which no Transferor Company Options have been granted. Since no Transferor Company Options have been granted against such Equity Shares and no new employee stock options have been granted or will be granted by the Transferor Company from the date of approval of this Scheme by the Board of Directors of the Transferor Company, no Equity Shares shall be issued by the Transferee Company to the Employee Welfare Trust in exchange for such 4,66,647 (four lakh sixty six thousand six hundred and forty seven) Equity Shares of the Transferor Company, in terms of Clause 5 of Section I of this Scheme. No separate consent or approval is required from the relevant employees who have been granted or who are eligible to be granted employee stock options under the Transferor Company ESOP Scheme or from the Employee Welfare Trust and the Transferee Company shall be authorised to undertake all necessary actions to give effect to the provisions of this Clause 5.4 upon this Scheme coming into effect.

5.5	Subject to Applicable Laws, the Equity Shares of Transferee Company that are to be issued in terms of this Clause 5 of Section I of this Scheme shall be issued in dematerialised form. The shareholders of the Transferor Company shall provide such confirmation, information and details as may be required by the Transferee Company to enable it to issue the aforementioned Equity Shares.

5.6	If, applying the Share Exchange Ratio, a person eligible to receive Equity Shares of the Transferee Company pursuant to the this Clause 5, becomes entitled to receive any fractional Equity Shares of Transferee Company (a “fractional entitlement”), such person shall be entitled to receive instead of such fractional entitlement, Equity Shares of the Transferee Company as follows:

(a)	if the fractional entitlement is less than 0.5 (zero point five) it shall be rounded down so that such person will receive, zero (0) Equity Shares of the Transferee Company instead of such fractional entitlement; and

(b)	if the fractional entitlement is 0.5 (zero point five) or more it shall be rounded up so that such person will receive, one (1) Equity Share of the Transferee Company instead of such fractional entitlement.

Pursuant to the rounding up or rounding down as per (a) and (b) above, the total number of shares that will be issued to equity shareholders of the Transferor Company, may vary from the total number of shares of the Transferee Company to be issued as set forth in the first sentence of Clause 5.3 of this Section I above.

5.7	On the approval of this Scheme by the members of the Transferee Company pursuant to Sections 391-394 of the 1956 Act and/or the relevant provisions of the Companies Act, if applicable, it shall be deemed that the said members have also accorded their consent under Sections 13, 42 and 62(1)(c) of the 2013 Act and/or any other applicable provisions of the Companies Act and rules and regulations framed thereunder as may be applicable for the aforesaid issuance of Equity Shares to the equity shareholders of the Transferor Company, and no further resolution or actions shall be required to be undertaken by the Transferee Company under Sections 13, 42 or 62(1)(c) of the 2013 Act or any other applicable provisions of the Companies Act and rules and regulations framed thereunder, including, inter alia, issue of a letter of offer.

5.8	ADS holders

5.8.1	The Transferee Company shall have prior to the Effective Date appointed a depositary (“Transferee Company Depositary”) pursuant to a deposit agreement with the Transferee Company Depositary (“Transferee Company Deposit Agreement”) to establish a means for the issuance of GDSs (“Transferee Company GDSs”) representing the Equity Shares of the Transferee Company to be issued pursuant to the Scheme (“Transferee Company Shares”) and the Transferee Company shall have entered into appropriate arrangements with the Transferee Company Depositary and other agents, including the custodians, for the issuance, by the Transferee Company Depositary of the Transferee Company GDSs, and the distribution of such Transferee Company GDSs to Electing ADS Holders (as defined in Clause 5.8.3 below) in exchange for the Transferor Company ADSs held by such Electing ADS Holders and the Transferor Company Shares underlying such Transferor Company ADSs.

5.8.2	Each ADS Holder will be given the option to elect (through an election form which the Transferor Company will procure is sent by the Depositary to the ADS Holders along with the notice of the court convened meeting of shareholders of the Transferor Company for approval of the Scheme and seeking their voting instructions), to:

(a)	receive Transferee Company GDSs in accordance with Clause 5.8.3 (which will represent Transferee Company Shares that the ADS Holder is entitled to in exchange for the Transferor Company Shares underlying the ADSs of such ADS Holder as per the Share Exchange Ratio); or

(b)	receive the Transferee Company Shares that the ADS Holder is entitled to in exchange for the Transferor Company Shares underlying the ADSs held by such ADS Holders in accordance with this Scheme and pursuant to termination of the Transferor Company Deposit Agreement as per the Share Exchange Ratio.

It is clarified that any ADS Holder as on the Record Date who has not provided its election in accordance with Clause 5.8.2 to the Depositary on or prior to the Effective Date shall be deemed to be an Electing ADS Holder.

5.8.3	The Transferee Company shall, in respect of those ADS Holders who elect to receive Transferee Company GDSs pursuant to Clause 5.8.2(a) above and whose election forms are received on or before the Effective Date (“Electing ADS Holders”) and those ADS Holders who are deemed to be Electing ADS Holders on account of the clarification to Clause 5.8.2. set out above, without any further act, instrument or deed, issue and allot to the Transferee Company Depositary’s custodian in India, the requisite number of Transferee Company Shares based on the Share Exchange Ratio, subject to Clause 5.6 above, in exchange for Transferor Company Shares underlying the Transferor Company ADSs held by the Electing ADS Holders. The Transferee Company shall procure that each Electing ADS Holder is issued such number of Transferee Company GDSs as would represent the number of Transferee Company Shares that it would have been entitled to receive had it received Transferee Company Shares in exchange for the Transferor Company Shares underlying the Transferor Company ADSs held by it in accordance with the Share Exchange Ratio, subject to Clause 5.6 above.

5.8.4	The Transferee Company, the Transferee Company Depositary, the Transferor Company and/or the Depositary shall enter into such further documents and take such further actions as may be deemed necessary or appropriate by the Transferee Company and/ or the Transferee Company Depositary and/ or the Depositary, including, but not limited to, disseminating to existing holders of the Transferor Company ADSs certain notices and information containing details of the Scheme, the issuance and distribution of the Transferee Company GDSs and/or certain information relating to the Transferee Company, and providing to the Transferee Company and the Transferee Company Depositary, certain information relating to the existing Transferor Company ADS holders.

5.8.5	The Transferee Company GDSs issued pursuant to Clause 5.8 shall be listed on the Luxembourg Stock Exchange in accordance with Applicable Laws, and the Transferee Company shall take such additional steps and do all such acts, deeds and things as may be necessary for the purposes of listing the Transferee Company GDSs.

5.8.6	The Transferee Company Shares, Transferee Company GDSs and the Transferee Company Shares underlying the Transferee Company GDSs will be issued to ADS Holders in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof or another available exemption from the registration requirements of the Securities Act. The sanction of the Court to this Scheme will be relied upon for the purpose of complying with the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof in respect of the issuance and distribution of the Transferee Company GDSs and the Transferee Company Shares, including, without limitation, the Transferee Company Shares underlying the Transferee Company GDSs.

PART D

6.	ACCOUNTING TREATMENT

6.1	Pursuant to this Scheme coming into effect on the Effective Date, the Transferee Company shall account for the amalgamation of the Transferor Company into and with the Transferee Company in its books of accounts in compliance with the applicable Indian Accounting Standards, in the following manner:

(a)	All the assets and liabilities of the Transferor Company transferred to and vested in the Transferee Company pursuant to this Scheme shall be recorded in the books of accounts of the Transferee Company at fair values as determined by the Board of Directors of the Transferee.

(b)	Any excess of the fair value of Equity Shares, issued by the Transferee Company as consideration for the amalgamation of the Transferor Company into and with the Transferee Company, over the value of net assets of the Transferor Company acquired by the Transferee Company shall be adjusted in the Transferee Company’s books of accounts as goodwill arising on amalgamation. If the fair value of Equity Shares issued by the Transferee Company as consideration for the amalgamation of the Transferor Company into and with the Transferee Company is lower than the value of net assets acquired, the difference shall be credited to ‘capital reserve account’. The fair value of Equity Shares issued as consideration for the amalgamation of the Transferor Company into and with the Transferee Company in excess of the face value of Equity Shares shall be recorded as ‘share premium account’ in the books of accounts of the Transferee Company.

6.2	Intangible Assets (including goodwill), if any, transferred / arising on amalgamation shall be amortized/tested for impairment in the books of accounts of the Transferee Company in accordance with applicable Accounting Standards.

7.	TRANSFER OF THE AUTHORIZED SHARE CAPITAL

7.1	As an integral part of this Scheme and upon the effectiveness of this Scheme, the authorised share capital of the Transferor Company amounting to Rs. 500,00,00,000 (Rupees five hundred crore) shall stand consolidated and vested in and merged with the authorised share capital of the Transferee Company. Consequent to transfer of the existing authorised share capital of the Transferor Company, the authorised share capital of the Transferee Company of Rs. 150,00,00,000 (Rupees one hundred and fifty crore), divided into 150,00,00,000 (One hundred and fifty crore) Equity Shares of Re. 1 (Rupee one) each, shall stand increased by an aggregate amount of Rs. 500,00,00,000 (Rupees five hundred crore), and the resultant authorised share capital of the Transferee Company shall be Rs. 650,00,00,000 (Rupees six hundred and fifty crore) divided into 650,00,00,000 (six hundred and fifty crore) Equity Shares of Re. 1 (Rupee one) each, without any further act, instrument or deed by the Transferee Company and without any liability for payment of any additional fees or stamp duty in respect of such increase as the stamp duty and fees has already been paid by Transferor Company on such authorized capital, the benefit of which stands vested in the Transferee Company pursuant to this Scheme becoming effective on the Effective Date. Accordingly, Clause V of the Memorandum of Association of the Transferee Company shall stand modified and be substituted by the following:

“The Authorised Share Capital of the Company is Rs. 650,00,00,000 (Rupees six hundred and fifty crore) divided into 650,00,00,000 (six hundred and fifty crore) Equity Shares of Re. 1 (Rupee one) each. The Board of Directors of the Company shall have the power to classify the unclassified shares of the Company into several classes / kinds or vice versa, to divide the shares in the capital for the time being into several classes and attach thereto respectively such preferential, deferred, guaranteed, qualified or special rights, privileges and conditions as the Board of Directors may decide.”

7.2	For the avoidance of doubt, it is clarified that, in case, the authorised share capital of the Transferee Company and, or, the Transferor Company, as the case may be, undergoes any change, prior to this Scheme becoming effective, then this Clause 7 of Section I of this Scheme shall automatically stand modified / adjusted accordingly to take into account the effect of such change.

7.3	It is hereby clarified that for the purposes of this Clause 7 of Section I of this Scheme, the consent of the shareholders of the Transferor Company and the Transferee Company to this Scheme shall be deemed to be sufficient for the purposes of effecting the above amendment to the Memorandum of Association of the Transferee Company and no further resolution under Section 13 of the 2013 Act and/or any other applicable provisions of the Companies Act and rules and regulations framed thereunder would be required to be separately passed, nor shall the Transferee Company be required to pay any additional registration fees, stamp duty, etc.

8.	CHANGE IN NAME OF THE TRANSFEREE COMPANY

8.1	As an integral part of this Scheme, upon the effectiveness of this Scheme, the name of the Transferee Company shall stand changed to “Dish TV Videocon Limited” or such other name as may be approved by the board, shareholders of the Transferee Company and the RoC, without any further act, instrument or deed and the name “Dish TV India Limited” wherever it appears in the Memorandum of Association and Articles of Association of the Transferee Company shall stand substituted by the new name “Dish TV Videocon Limited” or such other name as may be approved by the board, shareholders of the Transferee Company and the RoC, without any further act, instrument or deed on the part of the Transferee Company. Upon such name change, the requirement of using or displaying the former name “Dish TV India Limited” together with the new name “Dish TV Videocon Limited” or such other name as may be approved by the board, shareholders of the Transferee Company and the RoC, outside its offices, on its company seal, letters, bills, notices, official publications and all other places or documents whatsoever, shall be automatically dispensed with without any further act, instrument or deed on the part of the Transferee Company by virtue of the order of the Court sanctioning this Scheme. The order of the Court sanctioning this Scheme shall be deemed to be a specific direction under Section 13 of the 2013 Act read with Rule 8(8) of the Companies (Incorporation) Rules, 2014 and/ or any other applicable provisions of the Companies Act and rules and regulations framed thereunder for the change of name of the Transferee Company to “Dish TV Videocon Limited” pursuant to the release of the aforesaid name by the Transferor Company.

8.2	Pursuant to the effectiveness of this Scheme, the Transferee Company shall file the requisite forms with the RoC and shall obtain a fresh certificate of incorporation upon the change of its name to “Dish TV Videocon Limited” or such other name as may be approved by the board, shareholders of the Transferee Company and the RoC.

8.3	It is hereby clarified that for the purposes of this Clause 8 of Section I of this Scheme, the consent of the shareholders of the Transferee Company to this Scheme shall be deemed to be sufficient for the purposes of effecting the above amendment or changing the name of the Transferee Company and no further resolution under Section 13 of the 2013 Act and/or any other applicable provisions of the Companies Act and rules and regulations framed thereunder would be required to be separately passed.

9.	EXEMPTION UNDER SAST REGULATIONS

For the avoidance of doubt, it is clarified that pursuant to amalgamation of the Transferor Company into and with the Transferee Company, the issuance of Equity Shares of the Transferee Company to the shareholders of the Transferor Company as consideration for the amalgamation of the Transferor Company into and with the Transferee Company in terms of Clause 5 of Section I of this Scheme and the consequent grant of certain rights to the shareholders who hold shares beyond a certain threshold as may be prescribed from time to time in the charter documents of the Transferee Company, is exempt under the provisions of Regulation 10(1)(d) of the SAST Regulations, and therefore, the requirement to make an ‘open offer’ shall not be triggered in terms of the provisions of the SAST Regulations.

10.	Taxes

10.1	This Scheme has been drawn up in compliance with the conditions specified under the tax laws, specifically Section 2(1B) of IT Act, and other relevant sections of IT Act.

10.2	Upon this Scheme coming into effect on the Effective Date, all deductions otherwise admissible to the Transferor Company including payment admissible on actual payment or on deduction of appropriate taxes or on payment of tax deducted at source (such as under Section 43B, Section 40, Section 40A etc. of the IT Act) shall be eligible for deduction to the Transferee Company upon fulfilment of the required conditions under the IT Act. Without prejudice to the generality of the above, the Transferee Company shall be entitled to claim all benefits, incentives, losses (including book losses, tax losses), book unabsorbed depreciation, tax unabsorbed depreciation, credits (including credits for taxes deducted at source, paid against its tax, duty liabilities, advance tax, income tax, minimum alternate tax, service tax, excise duty, central sales tax, applicable state value added tax, customs duty drawback, etc.) to which the Transferor Company is entitled to, and all such benefits, incentives, losses, depreciation and credits shall be available to and vest in the Transferee Company, in terms of Applicable Laws, upon this Scheme becoming effective, notwithstanding the certificates, challans or other documents for payment of such taxes/duties, as the case may be, being in the name of the Transferor Company.

10.3	Upon this Scheme coming into effect on the Effective Date, all taxes payable by the Transferor Company including all or any refunds of claims shall be treated as the tax liability or refunds/claims as the case may be, of the Transferee Company, without any further act, instrument or deed done or executed by the Transferor Company or the Transferee Company.

10.4	All tax assessment proceedings / appeals of whatsoever nature pertaining to the Transferor Company shall be continued and, or, enforced as and from the Effective Date, by or against the Transferee Company. The aforementioned proceedings shall not abate or be discontinued nor be in any way prejudicially affected by reason of amalgamation of the Transferor Company into and with the Transferee Company.

10.5	Upon this Scheme becoming effective, the Transferee Company shall be entitled to file and/or revise its income tax returns, TDS returns, tax payment certificates and other statutory returns as may be required under respective statutes pertaining to direct taxes or indirect taxes, such as sales-tax, value added tax, excise duties, service tax, etc., and shall also have the right to claim refunds, advance tax credits, minimum alternate tax credit, credit of tax deducted at source, credit of foreign taxes paid / withheld, etc., if any, as it may deem fit, consequent to the implementation this Scheme and as a result of the amalgamation of the Transferor Company into and with the Transferee Company.

11.	DISSOLUTION OF THE TRANSFEROR COMPANY

Upon this Scheme coming into effect, the Transferor Company shall, without any further act, instrument or deed of the Transferor Company or the Transferee Company, stand dissolved without winding up.

12.	MISCELLANEOUS

12.1	Post effectiveness of this Scheme, the Equity Shares to be issued and allotted by the Transferee Company in terms of Clause 5 of Section I of this Scheme shall be listed and shall be admitted for trading on the Stock Exchanges. The Transferee Company shall make all requisite applications and shall otherwise comply with the provisions of Applicable Laws, including, as applicable, the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the SEBI Circular No. CIR/CFD/CMD/16/2015 dated November 30, 2015. The Equity Shares allotted pursuant to this Scheme shall remain frozen in the depositories system till relevant directions in relation to listing/trading are provided by the Stock Exchanges.

12.2	None of the shareholders of the Transferor Company or the holders of the Transferor Company ADS shall be considered to be the Promoters or form a part of the Promoter Group of the Transferee Company upon effectiveness of the Scheme on the Effective Date.

SECTION II

GENERAL TERMS AND CONDITIONS APPLICABLE TO THIS SCHEME

1.	APPLICATION TO THE COURT

The Transferee Company and the Transferor Company shall make applications/petitions under Sections 391 to 394 of the 1956 Act, as applicable and other applicable provisions of the Companies Act to the Court for the sanction of this Scheme and all matters ancillary or incidental thereto.

2.	CONDITIONALITY OF THIS SCHEME

The Transferor Company and the Transferee Company shall file the drawn-up order of the Court approving this Scheme with the RoC only upon the fulfillment of all of the following conditions:

(a)	Competition Commission of India approving this Scheme and the other transactions contemplated in this Scheme, or such approval is deemed to have been granted through the expiration of time periods available for the receipt of Competition Commission of India’s approval under Applicable Law;

(b)	Ministry of Information and Broadcasting approving this Scheme and the other transactions contemplated in this Scheme;

(c)	Securities and Exchange Board of India and the Stock Exchanges approving this Scheme and the other transactions contemplated in this Scheme; and

(d)	The satisfaction (or waiver in writing) of such other conditions as may be mutually agreed between the Transferor Company and the Transferee Company in writing.

3.	EFFECTIVENESS OF THIS SCHEME

3.1.	Subject to fulfilment of the conditions set forth in Clause 2 of Section II of this Scheme, this Scheme shall become effective on the date on which the Transferor Company and the Transferee Company file the drawn-up order of the Court approving this Scheme with the RoC (“Effective Date”). For the avoidance of doubt, it being clarified that in case the Transferor Company and the Transferee Company make such filings on different dates, then the last date on which such filings are made with RoC shall be deemed to be the Effective Date.

3.2.	Upon the sanction of this Scheme and after this Scheme has become effective in terms of Clause 3.1 of Section II of this Scheme, the amalgamation of the Transferor Company into and with the Transferee Company shall be deemed to have occurred, pursuant to this Scheme, in accordance with Section 2 (1B) of the IT Act and pursuant to the provisions of Sections 391 to 394 of 1956 Act and other relevant provisions of the Companies Act.

4.	SEQUENCING OF EVENTS

Upon the sanction of this Scheme and upon this Scheme becoming effective, the following shall be deemed to have occurred / shall occur and become effective and operative, only in the sequence and in the order mentioned hereunder:

(a)	amalgamation of the Transferor Company into and with the Transferee Company in accordance with Section I of this Scheme;

(b)	transfer of the authorised share capital of the Transferor Company to the Transferee Company in accordance with Clause 7 of Section I of this Scheme, and consequential increase in the authorised share capital of the Transferee Company;

(c)	dissolution of the Transferor Company without winding-up in accordance with Clause 11 of Section I of this Scheme;

(d)	issue and allotment of Equity Shares of the Transferee Company to the shareholders of the Transferor Company as of Record Date and the Equity Option ADS Holders as on the Record Date in accordance with Clause 5 of Section I of this Scheme; and

(e)	change of name of the Transferee Company in accordance with Clause 8 of Section I of this Scheme.

5.	IMPLEMENTATION STEPS AND PROTECTIVE COVENANTS

The Transferor Company and the Transferee Company shall execute with one or more of their respective shareholders such agreements / documents as may be necessary (i) for implementation of the Scheme and for facilitating the integration of the business of the Transferor Company and the Transferee Company and (ii) to provide representations, warranties and indemnities in relation to the implementation of the Scheme.

6.	MODIFICATIONS/AMENDMENTS TO THIS SCHEME

The Transferor Company and the Transferee Company may, through mutual consent and acting through their respective Board of Directors, assent to any modifications/amendments to this Scheme and/ or to any conditions or limitations that the Court and / or any other Governmental Authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them.

7.	REMOVAL OF DIFFICULTIES

The Transferor Company and the Transferee Company may, through mutual consent and acting through their respective Board of Directors, agree to take steps, as may be necessary, desirable or proper, to resolve all doubts, difficulties or questions, whether by reason of any orders of the Court or any directive or orders of any Governmental Authority or otherwise arising out of, under or by virtue of this Scheme in relation to the arrangement contemplated in this Scheme and / or matters concerning or connected therewith.

8.	WITHDRAWAL OF THIS SCHEME

The Scheme may be withdrawn from the Court upon the occurrence of the following events:

(i)	by mutual consent of the Transferor Company and the Transferee Company, acting through their respective Board of Directors; or

(ii)	by either Merger entity, in accordance with the terms as agreed between the Merger Entities.

9.	SEVERABILITY

If any part of this Scheme is invalid, ruled illegal by any court / Governmental Authority, or unenforceable under present or future laws, then it is the intention of the Transferee Company and the Transferor Company that such part shall be severable from the remainder of this Scheme and this Scheme shall not be affected thereby, unless the deletion of such part shall cause this Scheme to become materially adverse to either the Transferee Company or the Transferor Company, in which case the Transferee Company and the Transferor Company may, through mutual consent and acting through their respective Board of Directors, attempt to bring about appropriate modification to this Scheme, as will best preserve for each of them, the benefits and obligations of this Scheme, including but not limited to such part.

10.	COSTS, CHARGES AND EXPENSES

Each of the Transferor Company and the Transferee Company, shall bear all their respective costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) arising out of or incurred in making this Scheme effective and matters incidental thereto.

11.	STAMP DUTY

11.1.	The stamp duty payable in respect of the order of the Court sanctioning this Scheme under Article 25(da) of Schedule- I of the Maharashtra Stamp Act, 1958 will not exceed the higher of 0.7 per cent of the aggregate of the market value of securities being issued by the Transferee Company under the Scheme or 5.0 per cent. of the true market value of immovable property located in the State of Maharashtra transferred to the Transferee Company under the Scheme by the Transferor Company, subject to a maximum of Rs. 25,00,00,000 (Rupees twenty five crore). The Transferee Company shall bear and pay such stamp duty.

11.2.	The relevant Registrar/Sub-Registrar of Assurances, Tehsildar/Collector, municipal corporation, panchayat and other governmental authorities where the immovable properties of each Transferor Company are located shall, post effectiveness of this Scheme and payment of stamp duty as set out above, cause the record of title of such immovable properties to be mutated in the land records.

12.	REPEAL AND SAVINGS

12.1.	The transfer of assets, liabilities and business to, and the continuance of proceedings by or against, the Transferee Company as envisaged in this Scheme shall not affect any transaction or proceedings already concluded by the Transferor Company or the Transferee Company on or before the Effective Date, to the end and intent that the Transferee Company shall be automatically deemed to accept and adopt all such acts, deeds and things done and executed by the Transferor Company.

12.2.	Any direction or order given by the Court under the provisions of the 1956 Act and any act done by any of the Transferor Company or the Transferee Company based on such directions or order shall be deemed to be in accordance with and consistent with the provisions of the 2013 Act. Accordingly, the provisions of the 2013 Act shall not be required to be separately complied with, in relation to acts done by the Transferor Company or the Transferee Company as per direction or order of the Court sanctioning this Scheme.

CA G.D. Apte & Co.
Chartered Accountants
November 11th, 2016
Board of Directors,
Videocon D2h Ltd.
Mumbai
Dear Sir,
Sub: Calculation of fair exchange ratio under the proposed scheme of merger of Videocon D2h Ltd. into Dish TV India Ltd.
We refer to the engagement letter dated 10th October 2016 with us, G. D. Apte & Co. Chartered Accountants), wherein your Company Videocon D2h Limited has requested us to ascertain the fair exchange ratio with respect to the proposed merger of VDL into Dish TV India Ltd. Based on the discussions and findings in our report attached herewith, we consider that the fair exchange ratio of equity shares for merger of VDHL & DTIL should be a ratio in the range of 1.97 to 2.03 shares of DTIL of ₹ 1.0 each fully paid up for every 1 share of VDHL of ₹ 10.0 each fully paid.
Should you have any more clarifications, kindly get in touch with us.
Thanking you.
Yours faithfully,
For G. D. Apte & Co.
Chartered Accountants
Firm Registration No. 100515W
(Ranjeet Kulkarni)
Partner
Membership No. 132708
‘GDA House’, Plot No. 85, Bhusari Colony (Right), Paud Road, Kothrud, Pune - 411 038. Tel: 020-25280081 Fax: 020-25280275 Email: audit@gdaca.com Website: www.gdaca.com Mumbai Office : Office No. 83-87, 8th Floor, B Wing, Mittal Tower, Nariman Point, Mumbai - 400 021. Tel.: 020-4922 0555/514 Bengaluru Office : D II - 207, Shiram White House, Netaji Subhashchandra Bose Road, 15th Cross, 6th Main, RT Nagar, IInd Block, Bengaluru - 560 032. Tel :+91 -080-2354-2436 Email: vgjoshi@gdaca.com

1. Scope and Purpose of the Report
1.1. Introduction
Videocon D2h Ltd. (hereinafter ‘VDHL’ or ‘the Company’) is a company incorporated on 22nd November, 2002 under the Companies Act 1956. The Company is in the business of Direct to Home TV services in KU Band, Broadcasting, Entertainment, Education etc. The company is unlisted India.
Dish TV Ltd. (DTIL) is a listed entity on BSE & NSE, Asia’s largest Direct to Home Entertainment Company.
As given to understand VDHL is proposed to merge into Dish TV Ltd. to form a new entity by implementing a Scheme of Amalgamation under the provisions of Sections 391 to 394 of Companies Act, 1956.
As a part of proposed merger as a consideration for the equity shares of Videocon D2h Ltd., equity shares of Dish TV Ltd. will be issued to the shareholders of Videocon D2h Ltd.
We, G.D. Apte & Co., Chartered Accountants (GDACA) have been mandated by the Board of VDHL to submit a report recommending a fair exchange ratio in connection with the proposed merger. This valuation report may be placed before the Audit Committee/ Board of the Company and produced before judicial, regulatory or Government Authorities, to the extent mandatorily required under applicable laws of India.
We have carried out the valuation of equity shares of Videocon D2h Ltd. as well as Dish TV Ltd. as of 10th November 2016 with a view to arrive at the fair exchange ratio for the purpose of the proposed merger.
This report is subject to the scope, assumptions, exclusions, limitations and disclaimers detailed hereinafter. As such, the report is to be read in totality in conjunction with the relevant documents referred to herein.
2. Background Information
2.1 Videocon D2h Ltd. (hereinafter ‘VDHL’ or ‘the Company’) is in the business of Direct to Home TV services in KU Band, Broadcasting, Entertainment, Education etc.
The company is India’s fastest growing DTH operator with 12.5 million (mn) net subscribers as on the half year ended 30th September 2016. At ₹ 15.4 billion (bn) revenue for the half year ended September-2016, VDHL has more than doubled its
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Valuation Report

revenue over the past 3 years. The company enjoys a 20.0% market share, both in terms of number of subscribers and total industry revenue. The American Depository Shares (ADS) of the Company are listed on NASDAQ stock exchange.
As on 31st March 2016, the composition of Board of Directors was as under :
Sr. No. Board of Directors
1. Mr. Saurabh Dhoot
2. Mrs. Radhika Dhoot
3. Mr. Shivratan Taparia
4. Mr. Pradeep Rathi
5. Mr. Nabankur Gupta
6. Mr. K.C. Srivastava
7. Mrs. Geetanjali Kirloskar
The Company presently has an authorised capital of ₹ 5,000.0 mn out of which, ₹ 4200.65 mn is issued and paid up as on March 31, 2016.
Name of Shareholder No. of shares of ₹ 10/- each % to Paid-Up
Venugopal N. Dhoot 12,336 0.00
Anirudha V. Dhoot 42,336 0.01
Shree Dhoot Trading and Agencies Limited 50,418,400 12.00
Solitaire Appliances Private Limited 50,418,400 12.00
Greenfield Appliances Private Limited 50,418,400 12.00
Synergy Appliances Private Limited 50,418,400 12.00
Dome-Bell Electronics India Private Limited 50,418,400 12.00
Platinum Appliances Private Limited 13,213,328 3.15
Deutsche Bank Trust Company Americas* 150,999,600 35.95
Videocon d2h Employee Welfare Trust 3,705,000 0.88
Total 420,064,600 100.00
2.2 Dish TV India Ltd. (DTIL) is a listed entity on BSE & NSE, Asia’s largest Direct to Home Entertainment Company. DTIL is the market leader in the DTH Segment with 15.1 mn Net Subscribers for the half year ended September-2016. It has steadily increased its revenue from ₹ 22.2 bn in FY 2012-13 to ₹ 31.2 bn in FY 2015-16. It has a predominant rural user base signifying its pervasive presence across India.
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G. D. Apte & Co., Chartered Accountants
Valuation Report

As on 31st March 2016, DTIL has an authorised share capital of ₹ 1,500.0 mn with ₹ 1,065.93 mn as issued, subscribed and paid up (fully / partly).
Name of Shareholder No. of shares of ₹ 1/- each % to Paid-Up
Promoter and Promoter Group holdings 686.88 mn 64.45%
Public holdings 379.05 mn 35.55%
GDR holdings - -
Total 1,065.93 mn 100.0%
3. Sources of Information
For determining the fair value of the shares, we have relied upon the following information, as provided to us by the management of the Company;
Company’s audited financial statements from the FY 2013-14 to FY 2015-16
Business plan and financial projections prepared by the Company for next 3 years
Information obtained through interviews with officials of the Company.
We have also obtained explanations and information considered reasonably necessary for our exercise, from the directors of the Company.
The information used in the Company’s valuation was provided by the Client. We have assumed that the information received is correct and that no essential information was withheld.
For determining the various parameters & other aspects of valuation, information was sourced from websites of :
i. Reserve Bank of India
ii. Bombay Stock Exchange
iii. National Stock Exchange
iv. NASDAQ Stock Exchange
v. Luxembourg Stock Exchange
vi. Dish TV India Ltd.
vii. Other information in public domain
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4. Scope Limitations, Assumptions, Qualifications, Exclusions and Disclaimers
Provision of valuation opinion and consideration of the issues described herein are areas of our regular practice. The service does not represent accounting, assurance, accounting / tax due diligence, consulting or tax related services that may otherwise be provided by us or our affiliates.
This Valuation Report, its contents and the results herein are specific to (i) the purpose of valuation agreed as per the terms of our engagement, (ii) the date of this Valuation Report and (iii) are based on the provisional balance sheet of the Companies as at 30th September 2016. The Management has represented that the business activities of VDHL & DTIL have been carried out in the normal and ordinary course between 31st March 2016 and the Valuation Date and that no material adverse change has occurred in their respective operations and financial position between 31st March 2016 and the Valuation Date. A valuation of this nature is necessarily based on prevailing stock market, financial, economic and other conditions in general and industry trends in particular as in effect on and the information made available to us as of the date hereof. Events occurring after the date hereof may affect this Valuation Report and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this Valuation Report.
The recommendation(s) rendered in this Valuation Report only represent our recommendation(s) based upon information received till 7th November 2016 furnished by the Companies and other sources and the said recommendation(s) shall be considered to be in the nature of non-binding advice. (our recommendation will however, not be used for advising anybody to take buy or sell decision, for which specific opinion needs to be taken from expert advisors). Further, the determination of exchange ratio is not a precise science and the conclusions arrived at in many cases will of necessity, be subjective and dependent in the exercise of individual judgement. There is, therefore, no indisputable single exchange ratio. While we have provided our recommendation of the exchange ratio based on the information available to us and within the scope and constraints of our engagement, others may have a different opinion as to the exchange ratio of equity shares of VDHL & DTIL. You acknowledge and agree that you have the final responsibility for the determination of the exchange ratio at which the proposed merger shall take place and factors other than our Valuation Report will need to be taken into account in determining the exchange ratio, these will include your own assessment of the proposed Transaction and may include the input of other professional advisors.
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Valuation Report

In the course of the valuation, we were provided with both written and verbal information, including market, technical, financial and operating data.
In accordance with the terms of our respective engagements, we have assumed and relied upon, without independent verification, (i) the accuracy of the information that was publicly available and formed a substantial basis for the Valuation Report and (ii) the accuracy of information made available to us by the companies. We have not carried out a due diligence or audit of the Companies for the purpose of this engagement, nor have we independently investigated or otherwise verified the date provided. We are not legal or regulatory advisors with respect to legal and regulatory matters for the Transaction. We do not express any form of assurance that the financial information or other information as prepared and provided by the Companies is accurate. Also, with respect to explanations and information sought from the Companies, we have been given to understand by the Companies that they have not omitted any relevant and material factors and that they have checked the relevance or materiality of any specific information to the present exercise with us in case of any doubt. Accordingly, we do not express any opinion or offer any form of assurance regarding its accuracy and completeness. Our conclusions are based on these assumptions and information given by/ on behalf of the Companies. The respective Management of the Companies have indicated to us that they have understood that any omissions, inaccuracies or misstatements may materially affect our valuation analysis/ results. Accordingly, we assume no responsibility for any errors in the information furnished by the Companies and their impact on the Valuation Report. Also, we assume no responsibility for technical information (if any) furnished by the Companies. However, nothing has come to our attention to indicate that the information provided was materially mis-stated/ incorrect or would not afford reasonable grounds upon which to base the Valuation Report. We do not imply and it should not be construed that we have verified any of the information provided to us, or that our inquiries could have verified any matter, which a more extensive examination might disclose.
The Valuation Report assumes that the Companies comply fully with relevant laws and regulations applicable in all its areas of operations unless otherwise stated and that the Companies will be managed in a competent and responsible manner. Further, except as specifically stated to the contrary, this Valuation Report has given no consideration to matters of a legal nature, including issues of legal title and compliance with local laws, and litigation and other contingent liabilities that are not recorded in audited balance sheet of the Companies. Our conclusion of value
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assumes that the assets and liabilities of the Companies, reflected in their respective latest balance sheets remain intact as of the Valuation Date.
This Valuation Report does not address the relative merits of the Transaction as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.
No investigation of the Company’s claim to title of assets has been made for the purpose of this Valuation Report and the Company’s claim to such rights has been assumed to be valid. No consideration has been given to liens or encumbrances against the assets, beyond the loans disclosed in the accounts. Therefore, no responsibility is assumed for matters of a legal nature. The book values of the assets & liabilities of the Companies have been considered as representative of their intrinsic value in the absence of any report of external valuers.
The fee for this engagement is not contingent upon the results reported.
We owe responsibility to only the Board of Directors of the Companies which have retained us and nobody else. We will not be liable for any losses, claims, damages or liabilities arising out of the actions taken, omissions of or advice given by any other to VDHL & DTIL.
We do not accept any liability to any third party in relation to the issue of this Valuation Report. This Valuation Report is not a substitute for the third party’s own due diligence/ appraisal / enquiries/ independent advice that the third party should undertake for his purpose. It is understood that this analysis does not represent a fairness opinion.
This Valuation Report is subject to the laws of India.
Neither, the Valuation Report nor its contents may be referred to or quoted in any registration statement, prospectus, offering memorandum, annual report, loan agreement or other agreement or document given to third parties, other than in connection with the proposed Transaction, without our prior written consent. In addition, this Valuation Report does not in any manner address the prices at which equity shares of VDHL & DTIL will trade following consummation of the Transaction and we express no opinion or recommendation as to how the shareholders of either of these Companies should vote at any shareholders’ meeting(s) to be held in connection with the Transaction.
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Valuation Report

5. Valuation Methodology
To calculate the fair exchange ratio for the proposed merger, the valuation of equity shares of VDHL and DTIL will have to be determined. Such values are to be determined independently but on a relative basis without considering the proposed transaction.
The standard of value used in our analysis is defined as the price that a buyer could reasonably be expected to pay, and a seller could reasonably be expected to accept, in an independent third party arm’s length transaction.
There are several commonly used and internationally acceptable methods for determining the fair value of equity shares including;
Net Asset Value method
Discounted Cash Flows method
Comparable Companies’ Multiple method
Market Price method
The application of any particular method of valuation depends on the purpose for which the valuation is done. Our choice of methodology of valuation has been arrived at by using usual and conventional methodologies adopted for transactions of similar nature and our reasonable judgement in an independent manner.
The rationale for choice of the method is discussed as under :
i. Net Asset Value method:
The asset based valuation technique is based on the value of the underlying net assets of the business, either on a book value basis or realisable value basis or replacement cost basis.
The book value approach is used to determine the value of equity shares based on the carrying value of assets and liabilities as on a particular date. This approach is a historical approach.
The realisable values are used in case of liquidation of a company while the replacement cost basis is used in case of a merger / acquisition of a company.
In any case, the net asset value method is used where the assets base dominate earning capability.
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VDHL and DTIL
Since Net Assets Method is a more historical approach of valuation and does not capture the future potential of the Co, vis-à-vis, the value of the Companies, we have not used the same for valuation of VDHL and DTIL.
ii. Discounted Cash Flows (DCF) method
The DCF method is one of the most scientific methods amongst all the valuation methods in terms of conceptual framework. As per this method equity value is defined as ‘the present value of future cash flows that are available to all the equity holders of the Company’. To arrive at the present value the cash flows are discounted at the weighted average cost of capital.
Estimating future free cash flows :
Free cash flows are the cash flows expected to be generated by the company that are available to all providers of the company’s capital – both debt and equity.
Appropriate discount rate to be applied to cash flows i.e. the cost of capital.
This discount rate, which is applied to the free cash flows, should reflect the opportunity cost to all the capital providers (namely shareholders and creditors), weighted by their relative contribution to the total capital of the company. The opportunity cost to the equity capital provider equals the rate of return the capital provider expects to earn on other investments of equivalent risk.
To the values so obtained generally from DCF analysis, the amount of loans is adjusted to arrive at the total value available to the equity shareholders. The total value for equity shareholders is then divided by the total number of equity shares in order to work out the value per equity share of the Companies. For the purpose of DCF valuation, the free cash flow forecast is based on management business plans for each company as provided by the respective Management of the Companies (‘Management Business Plans’).
VDTL
We have applied the DCF method for this valuation analysis using past trends, longer term forecasts based on past and current financial trends and general economy and industry outlook.
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We must emphasize that realisations of free cash flow forecast will be dependent on the continuing validity of assumptions on which they are based. Our analysis, therefore, will not, and cannot be directed to providing any assurance about the achievability of the final projections. Since the financial forecasts relate to future, actual results are likely to be different from the projected results because events and circumstances do not occur as expected and the differences may be material. While carrying out this engagement, we have relied extensively on historical information made available to us by the Management of the Companies and the respective Management Business Plans for future related information. We did not carry out any validation procedures or due diligence with respect to the information provided/extracted or carry out any verification of the assets or comment on the achievability and reasonableness of the assumptions underlying the financial forecasts, save for satisfying ourselves to the extent possible that they are consistent with other information provided to us in the course of this engagement.
To arrive at the total value available to the equity shareholders of the Company, value arrived above under DCF method for the Company is adjusted for the value of loans, cash and cash equivalents, surplus/ non-operating assets/ liabilities (e.g. contingent liability etc.). The total value for equity shareholders is then divided by the number of equity shares in order to work out the value per equity share of the Companies.
The value so derived by this method is not impacted by accounting practices as it is based on cash flows and not book profits also if incorporates all the factors relevant to the business.
DTIL
The future cash flows were not made available to us for our perusal. As such, the said method is not considered for valuing DTIL.
iii. Market Price (MP) method
The market price of equity shares as quoted on a stock exchange in the same company is normally considered as the fair value of the shares of that company where such quotations are arising from the shares being regularly and freely traded in, subject to the element of speculative support that may be inbuilt in the value of the shares. But there could be situations where the value of the share as quoted on
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G. D. Apte & Co., Chartered Accountants
Valuation Report

the stock market would not be regarded as a proper index of the fair value of the share especially where the market values are fluctuating in a volatile capital market.
Further, as per the SEBI Takeover code – “frequently traded shares” means shares of a target company in which the traded turnover on any stock exchange during the twelve calendar months preceding the calendar month in which the public announcement is made is at least ten percent of the total number of shares of such class of the target company.
In addition to the above, in the case of a merger, where there is a question of evaluating the shares of one company against those of another, the volume of transactions and the number of shares available for trading on the stock exchange over a reasonable period would have to be a comparable standard.
VDHL
The Company has issued American Depository Shares (ADS) which are listed on NASDAQ Stock exchange in USA. As such, relative valuation is considered in valuing the Company.
DTIL
DTIL is listed on National Stock Exchange (NSE) & Bombay Stock Exchange (BSE) of India. As such, the said method is considered in valuing DTIL.
iv. Comparable Companies Multiple method
Under this method, value of the equity shares of a company is arrived at by using multiples/ capitalisation rates derived from valuation of comparable companies, as manifest through stock market valuations of listed companies.
This valuation is based on the principle that market valuations, taking place between informed buyer and informed sellers, incorporate all factors relevant to valuation. Relevant multiples/ capitalisation rates need to be chosen carefully and adjusted for differences between the circumstances.
VDHL
The peers & competitors of the Company are listed on Indian stock exchanges. Suitable adjustments has been done on the parameters for making the peers comparable to the Company and as such relative valuation is considered in valuing the Company.
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G. D. Apte & Co., Chartered Accountants
Valuation Report

DTIL
Since DTIL itself is listed on National Stock Exchange (NSE) & Bombay Stock Exchange (BSE) of India, the said method is not considered in valuing DTIL.
6. Weighted Average Approach:
VDHL
To have a holistic view on the valuation by considering various relevant aspects and method instead of a single method for valuation, weighted average approach has been used for determining the final value of the Company.
The Company is listed on an international stock exchange & its comparable peers are listed on domestic exchange. To capture the impact of visible / ascertainable cash flows in the near future and market opinion, we have used both cash flow and Market approach. To capture the relative appropriateness of the methods suitable weights have been assigned to individual methods.
DTIL
Since, financial projects were not made available to us, only Market price method has been used in valuing DTIL. As such the weighted average approach is not applicable in case of DTIL.
7. Outstanding Shares :
The Equity shares considered for the valuation are as under :
Particulars VDHL DTIL
Equity Shares as on 31.03.2016 42,00,64,600 1,06,58,64,835
Add : Issued till 30.09.2016 - 63,730
Less : ESOPs lapsed as per the scheme (4,66,647) -
Add : Sweat Equity to Mr. Saurabh Dhoot (to be issued) 14,00,000* -
Add : Bonus shares to Sponsors (USA) (to be issued) 39,99,984* -
Equity Shares for Valuation 42,49,97,937 1,06,59,28,565
(* Equity shares to be issued as per the agreed terms)
The bonus shares to sponsors are ADS (1 ADS = 4 Equity shares) which will be converted into equity shares of the Company. The said shares are earned on the basis of terms & conditions mentioned in the issue document. However, the same is
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G. D. Apte & Co., Chartered Accountants Valuation Report

under compliance and has not been issued to the shareholders till the Valuation Date. Total equity shares outstanding considered for valuation includes the aforesaid obligation to issue equity shares.
As per the ADS issue document, there are other covenants which leads to further issue of shares on the basis of various parameters. However, as it is not feasible to determine the probability of such occurrence, the same has not been considered in the valuation.
8. Valuation Conclusions & Discussions
In the ultimate analysis, valuation will have to be adjusted by the exercise of judicious discretion and judgment taking into account all the relevant factors. There will always be several factors e.g. qualify and integrity of the management, present and prospective competitions, yield on comparable securities and market sentiment etc. which are not evident from the face of the balance sheets but which will strongly influence the worth of a share.
Again, it is understood that this analysis does not represent a fairness opinion.
In the light of the above, and on a consideration of all the relevant factors and circumstances as discussed and outlined hereinabove, we consider that the fair exchange ratio of equity shares for merger of VDHL & DTIL should be a ratio in the range of 1.97 to 2.03 shares of DTIL of ₹ 1.0 each fully paid up for every 1 share of VDHL of ₹ 10.0 each fully paid.
Any subsequent issue of equity shares not considered in our report may lead to change in valuation and subsequently swap ratio than the one mentioned above.
Yours faithfully
For G. D. Apte & Co.
Chartered Accountants
Firm Registration No. 100515W
Ranjeet Kulkarni Partner
Membership No. 132708
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G. D. Apte & Co., Chartered Accountants Valuation Report

REPORT UNDER SECTION 232(2)(C) OF THE COMPANIES ACT, 2013 ADOPTED BY THE BOARD OF DIRECTORS OF VIDEOCON D2H LIMITED AT ITS MEETING HELD ON 30th JANUARY 2017 AT FORT HOUSE, 2ND FLOOR, 221, DR D N ROAD, FORT, MUMBAI 400 001 MAHARASHTRA EXPLAINING EFFECT OF THE SCHEME OF ARRANGEMENT ON EACH CLASS OF SHAREHOLDERS, KEY MANAGERIAL PERSONNEL, PROMOTERS AND NON-PROMOTER SHAREHOLDERS

The board of directors (“Board”) of Videocon d2h Limited (“Transferor Company” or the “Company” or “VDL”) at its board meeting held on November 11, 2016 has approved the draft of the scheme of arrangement pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956 (corresponding to sections 230 to 232 of the Companies Act, 2013) and other applicable laws and regulatory provisions, amongst the Transferor Company, Dish TV India Limited (“Transferee Company” or “DTIL”) and their respective shareholders and creditors (the “Scheme”), inter alia for amalgamation of the Transferor Company with and into the Transferee Company. The Scheme is subject to requisite approval(s) of the Competition Commission of India, Ministry of Information and Broadcasting, National Company Law Tribunal, Securities and Exchange Board of India, stock exchanges and other regulatory authorities.

While deliberating on the Scheme, the Board of the Company had inter alia considered the following:

•	Draft Scheme;

•

Copy of the certificate dated 11th November 2016 issued by Kadam & Co. certifying that the accounting treatment proposed in the Scheme is in conformity with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013; and

•

Valuation report dated 11 November 2016 issued by M/s. G.D. Apte & Co., Chartered Accountants, Pune recommending the share exchange ratio for issuance of equity shares by the Transferee Company to the shareholders of VDL.

After considering the documents referred above, the Board of VDL approved the draft Scheme.

Subsequent to the approval of the draft Scheme by the Board of VDL, pursuant to the notification no. S.O. 3677(E) issued by the Ministry of Corporate Affairs inter alia Section 230 to 232 of the Companies Act, 2013 have come into effect from December 15, 2016.

As per Section 232(2)(c) of the Companies Act, 2013, a report adopted by the directors of the merging companies explaining effect of compromise on each class of shareholders, key managerial personnel, promoters and non-promoter shareholders is required to be circulated to the members or class of members or creditors or class of creditors, as the case may be, for the meeting of the creditors or class of creditors or members or class of members, as the case may be, along with the notice convening such meeting.

Accordingly, as per Section 232(2)(c) of the Companies Act, 2013, the Board of VDL in its meeting held on 30th January 2017 took on record the following impact of the Scheme on shareholders, key managerial personnel, promoters and non-promoter shareholders of the Company:

•

In connection with the effect of the Scheme on the shareholders of the Transferor Company, the equity shareholders of the Transferor Company as on Record Date shall be eligible for to be issued equity shares of Transferee Company. As per the Scheme, the holders of American Depository Receipts issued by the Company shall be issued global depository shares issued by the Transferee Company, unless they elect to receive and hold the equity shares issued by the Transferee Company directly. The global depository shares issued by the Transferee Company pursuant to the Scheme shall be listed on the Luxembourg Stock Exchange in accordance with applicable laws.

•

As per the Scheme of Arrangement, the share exchange ratio shall be 85,77,85,766 (eighty five crore seventy seven lakh eighty five thousand seven hundred and sixty six) divided by the total number of issued and paid up equity shares of the Transferor Company (being 42,49,97,937 equity shares of face value of Rs. 10 each, which number shall be adjusted in case of a fresh issuance of equity shares by VDL as contemplated in the Scheme).

•

There is no mention in the valuation report dated 11th November 2016 issued by M/s. G.D. Apte & Co., Chartered Accountants, Pune recommending the share exchange ratio for issuance of equity shares by the Transferee Company to the shareholders of VDL of any special difficulties faced in the valuation.

•

None of the shareholders of the Transferor Company or holders of the American Depository Receipts issued by the Company shall be considered to be the Promoters or form a part of the Promoter Group of the Transferee Company upon effectiveness of the Scheme.

•	As far as the existing promoters of the Transferee Company are concerned, they would continue to remain the promoters of the Transferee Company.

•

The Scheme will inter alia be subject to approval/no objection from the National Stock Exchange (“NSE”) and the BSE Limited (“BSE”) as the equity shares of Dish TV India Limited are listed on the NSE and BSE.

•	Pre and post shareholding pattern* of the Transferee Company based on the agreed share exchange ratio is reproduced below:

Particulars	Pre-Amalgamation**		Post-Amalgamation
	Total No. of shares held	Shareholding as a %	Total No. of shares held	Shareholding as a %
Promoter & Promoter Group (A)	68,68,78,060	64.44	68,68,78,060	35.71
Institutions	27,18,04,913	25.50	27,18,04,913	14.13
Non – Institutions	10,72,45,592	10.06	96,50,31,358	50.17
Total Public (B)	37,90,50,505	35.56	1,23,68,36,271	64.29
Total (A+B)	1,06,59,28,565	100.00	1,92,37,14,331	100.00

*	Subject to adjustments in case of a fresh issuance of equity shares by VDL as contemplated in the Scheme.
**	Pre-amalgamation shareholding represents shareholding of DTIL as on 4th November, 2016

•

The Directors or KMPs or their relatives of the respective companies do not have any other interest in the Scheme otherwise than that as shareholders in the companies involved in the scheme. Further, none of the managers, key managerial personnel and/or relatives of the directors / KMPs of respective companies is concerned or interested, financially or otherwise, in the proposed Scheme. The effect of the Scheme on the interests of the Directors and Key Managerial Personnel and their relatives, is not any different from the effect of the Scheme on other shareholders of DTIL and VDL.

For Videocon d2h Limited

Saurabh P Dhoot

Whole Time Director

PLACE: MUMBAI

DATE : JANUARY 30, 2017

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

Supplementary Unaudited Accounting Statement

Balance Sheet as at 31st December 2016

( All amounts in ₹ Millions unless otherwise stated )

Particulars	Note No.	As at 31st Dec 2016 Unaudited
I EQUITY AND LIABILITIES
SHAREHOLDERS’ FUNDS
Share Capital	1	4,163.60
Reserves and Surplus	2	(4,579.97)

		(416.37)
NON-CURRENT LIABILITIES
Long-Term Borrowings	3	14,812.67
Other Long-Term Liabilities	4	2,447.85
Long-Term Provisions	5	97.13

		17,357.65
CURRENT LIABILITIES
Trade Payables	6	8,846.31
Other Current Liabilities	7	8,967.76
Short-Term Provisions	8	5.31

		17,819.38

TOTAL		34,760.66

II. ASSETS
NON-CURRENT ASSETS
Property Plant and equipments Property Plant and equipments	9	24,618.33
Other Intangible Assets	9	850.14
Capital Work-in-Progress		1,997.80
Long-Term Loans and Advances	10	2,201.51

		29,667.78
CURRENT ASSETS
Inventories	11	477.56
Trade Receivables	12	2.74
Cash and Bank Balances	13	3,324.05
Short-Term Loans and Advances	14	1,288.53

		5,092.88

TOTAL		34,760.66

For and on behalf of the Board

SAURABH P. DHOOT

Whole Time Director

Place: Mumbai

Date: January 30, 2017

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

Supplementary Unaudited Accounting Statement

Statement of Profit and Loss for the nine months ended December 2016

( All amounts in ₹ Millions unless otherwise stated )

Particulars	Note No.	Nine Months Ended 31st Dec 2016 Unaudited
INCOME
Revenue from Operations	15	23,238.09
Other Income	16	28.67

TOTAL INCOME		23,266.76

EXPENSES
Cost of Materials Consumed	17	175.13
Employee Benefits Expense	18	939.77
Operating Expenses	19	11,942.14
Selling and Distribution Expenses	20	1,729.05
Administrative and Other Expenses	21	584.97
Depreciation, Amortization and Impairment	9	5,091.83
Finance Costs	22	2,129.04

TOTAL EXPENSES		22,591.93

PROFIT/(LOSS) BEFORE TAX		674.83
Less: Tax Expense		—
- Income Tax paid for Earlier Years		—

PROFIT/(LOSS) FOR THE PERIOD		674.83

EARNINGS PER SHARE (in ₹)
Equity Share of face value of ₹ 10/- each
Basic (Not annualized)	25	1.62
Diluted (Not annualized)		1.49

For and on behalf of the Board

SAURABH P. DHOOT

Whole Time Director

Place: Mumbai

Date: January 30, 2017

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

Particulars	As at 31st Dec 2016 ( ₹ in Millions)
1. SHARE CAPITAL
(a) Authorized:
500,000,000 (Previous Year 500,000,000) Equity Shares of ₹ 10/- each		5,000.00

Issued, Subscribed and Fully Paid-up:
420,064,600 Equity Shares of ₹ 10/- each fully paid-up.	4,200.65
Less: Amount recoverable from ESOP Trust for 3,705,000	(37.05)	4,163.60
Equity shares of ₹ 10/- each

		4,163.60

(b)	The details of Shareholders holding more than 5% of Equity Shares are as under:

Name of Shareholders	As at 31th December 2016
	No. of Shares	% of holding
Shree Dhoot Trading and Agencies Limited	50,418,400	12.00
Solitaire Appliances Private Limited	50,418,400	12.00
Greenfield Appliances Private Limited	50,418,400	12.00
Synergy Appliances Private Limited	50,418,400	12.00
Dome- Bell Electronics India Private Limited	50,418,400	12.00
Deutsche Bank Trust Company Americas, as Depository	150,999,600		*

*	Held by Deutsche Bank Trust Company as Depository for American Depository Shares (ADS)

(c)	Reconciliation of the Equity Shares outstanding is set out below:

Particulars	As at 31th December 2016
	No. of Shares	( ₹ in Millions)
At the beginning of the year	416,359,600	4,163.60
Add: Issued during the year

At the end of the year	416,359,600	4,163.60

		As at 31st Dec 2016 ( ₹ in Millions)
2. RESERVES AND SURPLUS
Securities Premium Account
At the beginning of the year		21,147.28
Add: Received during the year		—
Less: Utilized during the year		—
Less: Amount recoverable from ESOP Trust		—

At the end of the year	(a)	21,147.28

Employee Stock Option Outstanding	(b)
		210.53
Surplus/(Deficit) in Statement of Profit and Loss
At the beginning of the year		(26,612.61)
Add: Profit/(Loss) for the year		674.83

At the end of the year	(c)	(25,937.78)

	Total (a+b+c)	(4,579.97)

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

Particulars	As at 31th December 2016
	Non Current	Current
	(₹ in Millions)
3. LONG-TERM BORROWINGS
Secured
Rupee Term Loans from Banks & Financial Institutions	14,752.47	3,534.38
Unsecured
Finance Lease Obligation	60.20	70.56

Total	14,812.67	3,604.94

Particulars	As at 31st Dec 2016 (₹ in Millions)
4. OTHER LONG-TERM LIABILITIES
Income Received in Advance	2,447.85

Total	2,447.85

5. LONG-TERM PROVISIONS
Provision for Leave Encashment	36.40
Provision for Gratuity	60.73

Total	97.13

6. TRADE PAYABLES
Micro, Small and Medium Enterprises {Includes Acceptance of ₹ 301.41 mn (Previous Year ₹ 327.42mn)}	409.44

Others {Includes Acceptance of ₹1460.27 mn (Previous Year ₹ 1497.92mn)}	8,436.87

8,846.31

7. OTHER CURRENT LIABILITIES
Current Maturities of Rupee Term Loans from Banks (Refer Note No. 4)	3,534.38
Current Maturities of Finance Lease Obligation	70.56
Interest Accrued but not due on Borrowings	—
Income Received in Advance	4,381.89
Payable for Fixed Assets {Includes Acceptance of ₹ 377.25 mn (Previous Year ₹ 272.17 mn)	498.25

Other Payables {includes statutory dues of ₹ 229.09 mn (previous year 219.01 mn) & retention money of ₹201.40 mn (previous year ₹ 202.47 mn)}	482.68

Total	8,967.76

8. SHORT-TERM PROVISIONS
Provision for Leave Encashment	4.43
Provision for Gratuity	0.88

Total	5.31

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

9. FIXED ASSETS

( ₹ in Millions)

Particulars	Gross Block				Depreciation, Amortization and Impairment					Net Block
	As at 01st April, 2016	Additions During the year	Deductions	As at 31st Dec, 2016	As at 01st April, 2016	Adjustment	For the period	Deductions	Upto 31st Dec, 2016	As at 31st Dec, 2016	As at 01st April, 2016
Tangible Assets
Lease Hold Land	135.74	—	—	135.74	11.73	1.26	—	—	12.99	122.75	124.01
Building	243.98	1.02	—	245.00	48.70	6.13	—	—	54.83	190.17	195.27
Plant and Machinery	3,583.40	31.21	—	3,614.61	1,375.78	216.17	—	—	1,591.95	2,022.66	2,207.60
Consumer Premises Equipments (CPE)	40,594.13	4,428.56	215.32	44,807.37	18,351.25	4,732.34	(106.53)	188.64	22,788.42	22,018.95	22,242.86
Electrical Installations	207.46	0.71	0.01	208.16	86.92	20.66	—	—	107.58	100.58	120.53
Furniture and Fixtures	67.29	0.71	—	68.00	26.61	6.13	—	—	32.74	35.26	40.67
Office Equipments	39.87	1.46	0.03	41.30	27.21	3.63	—	0.02	30.82	10.48	12.66
Computers	706.58	16.28	—	722.86	569.79	42.84	—	—	612.63	110.23	136.79
Vehicles	20.23	—	—	20.23	10.66	2.31	—	—	12.97	7.26	9.56

Sub-Total	45,598.68	4,479.95	215.36	49,863.27	20,508.65	5,031.47	(106.53)	188.66	25,244.93	24,618.33	25,089.95

Intangible Assets
License Fees	100.00	—	—	100.00	70.37	8.33	—	—	78.70	21.30	40.74
Computer Software	566.04	18.04	—	584.08	459.10	45.10	—	—	504.20	79.88	130.69
Technical Know-how and Designs	274.87	110.91	—	385.78	172.52	21.56	—	—	194.08	191.70	129.42
Brand Development	1,225.31	—	—	1,225.31	576.15	91.90	—	—	668.05	557.26	771.69

Sub-Total	2,166.22	128.95	—	2,295.17	1,278.14	166.89	—	—	1,445.03	850.14	1,072.54

Total as at 31st Dec, 2016	47,764.90	4,608.90	215.36	52,158.44	21,786.79	5,198.36	(106.53)	188.66	26,689.96	25,468.47	26,162.49

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

Particulars	As at 31st Dec 2016 ( ₹ in Millions)
10. LONG-TERM LOANS AND ADVANCES
(Unsecured, considered good)
Capital Advances	1,943.41
Deposits	162.14
Advance Income Tax and TDS	95.96

Total	2,201.51

11. INVENTORIES
(As taken, valued and certified by the Management)
Consumables and Spares (including Material-in-Transit)	477.56

Total	477.56

12. TRADE RECEIVABLES
(Unsecured)
Outstanding for a period exceeding six months
Considered Good	—
Considered Doubtful	1.15

1.15
Less: Provision for Doubtful Debts	1.15

—
Others - Considered Good	2.74

Total	2.74

13. CASH AND BANK BALANCES
Cash and Cash Equivalents
Cash on hand	0.81
Balances with Banks in Current Accounts	19.89
Balances with Banks in Fixed Deposits (Maturity of less than 3 months)	—

Sub Total	20.70

Other Bank Balances
Fixed Deposits (held as margin money for credit facilities and other commitments)
- Maturity of more than 3 months & less than 12 months	2,872.04
- Maturity of more than 12 months	431.31
Sub Total	3,303.35

Total	3,324.05

14. SHORT-TERM LOANS AND ADVANCES
(Unsecured, considered good)
Deposits	20.84
Interest Receivables	204.98
Balance with Central Excise/VAT Authority	370.70
Other Loans and Advances	692.01

Total	1,288.53

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

Particulars	Nine Months Ended 31st Dec 2016 ( ₹ in Millions)
15. REVENUE FROM OPERATIONS
Income from DTH Services
Subscription Revenue	21,304.35
Other Operating Revenue	1,018.99
Lease Rentals	850.15
Sales—Set Top Box and Other Accessories	64.60

Total	23,238.09

16. OTHER INCOME
Miscellaneous Income	28.67

Total	28.67

17. COST OF MATERIALS CONSUMED
Material and Components Consumed
Opening Stock	395.75
Add: Purchases	256.94

652.69
Less: Closing Stock	477.56

Total	175.13

18. EMPLOYEE BENEFITS EXPENSE
Salary, Wages and Other Benefits	879.63
Contribution to Provident and Other Funds	37.18
Staff Welfare	22.96

Total	939.77

19. OPERATING EXPENSES
Content and Programming costs	9,040.47
License fees and taxes	1,316.08
Space segment charges and fees	1,221.89
Installation and service expenses	106.42
IT support costs	257.28

Total	11,942.14

20. SELLING AND DISTRIBUTION EXPENSES
Advertisement and Marketing Expenses	684.56
Customer Support Services	1,015.12
Distribution Expenses	29.37

Total	1,729.05

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

Particulars	Nine Months Ended 31st Dec 2016 ( ₹ in Millions)
21. ADMINISTRATIVE AND OTHER EXPENSES
Power and Fuel	73.88
Rates and Taxes	1.41
Rent	87.70
Printing and Stationery	9.84
Repairs and Maintenance :
Building	0.14
Plant and Machinery	4.93
Others	11.37
Insurance Expenses	14.40
Auditors’ Remuneration	2.06
Directors’ Sitting Fees	0.53
Legal and Professional Charges	138.82
Communication Expenses	20.63
Travelling and Conveyance Expenses	113.67
Exchange Fluctuation Loss (Net)	(2.34)
Office and General Expenses	107.93

Total	584.97

22. FINANCE COSTS (NET)
Interest & Bank Charges
On Fixed period Borrowings	2,066.20
On Others	265.62
Bank Charges	87.96
Less:
Interest Income	290.74

Total	2,129.04

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF SUPPLEMENTARY UNAUDITED ACCOUNTING STATEMENT

23	Capital Commitment and contingent liability

(a)	Capital Commitment

Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances) ₹ 783.75 million.

(b)	Contingent liabilities not provided for

Particulars	As at
December 31, 2016
(₹ in Million)
DTH license fees (Refer below Sub Note 1)	6,064.09
Counter guarantees given for guarantees given by the bankers	968.86
Entertainment tax (Refer below Sub Note 2)	291.69
Tax deducted at source (Refer below Sub Note 3)	72.77
Letters of credit opened by a bank	40.87
Service Tax	1,735.23
Value Added Tax	87.01

9,260.52

Sub Notes

1. DTH License fee payable by the Company is calculated on adjusted gross revenue in accordance with the judgment given by TDSAT in the petition No. 92(C) and 93 (C) of 2009 dated 28th May 2010 and the same is provided for in the books of account. The Company has received a demand notice dated March 24, 2014 from Ministry of Information & Broadcasting demanding additional license fees of ₹ 1,582.89 million (including interest of ₹ 272.44 million) on the difference between gross revenue and adjusted gross revenue upto financial year 2012-13. The Company has filed a petition before TDSAT challenging the demand on, among others, the grounds of arbitrariness, non following principals of natural justice and during pendency of appeal before the Hon’ble Supreme Court dealing with the issue of license fees to be paid by DTH operators etc. and an interim stay has been granted for the payment of this demand. As per the stand of Ministry of Information and Broadcasting there would be a claim for additional license fees for financial year 2013-14 to 2016-17 of ₹ 4,481.20 million. Pending the matter for further hearing and final outcome, no provision is considered necessary by the management.

2(a). In respect of Entertainment Tax in various States, the Company has preferred appeals / writ petitions in the High Court / Supreme Court challenging the applicability of Entertainment Tax to the Company. Pending the final outcome of these appeals / petitions, the Company has paid under protest and provided for the disputed liability, except for the disputed amount of ₹ 91.22 million in respect of two states.

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

2(b). Further, the company has received show cause notice (SCN) dated 29 December, 2015 from the office of Commissioner of Entertainment Tax, Uttar Pradesh, asking the company to show cause as to why an additional demand of Rs 422.95 million together with interest of Rs 185.77 million upto 31st December, 2015 should not be raised on the company. The company has replied to the said SCN explaining the authority that amount in the notice is incorrect and the Company has paid the entertainment tax dues as per its working even though writ petition is pending.

The office of Commissioner of Entertainment Tax, Uttar Pradesh has after reviewing the company’s response to (SCN) has reduced the demand from Rs. 422.95 million to Rs. 137.95 million and interest thereon was reduced from Rs. 185.77 million to Rs. 62.52 million. The company has paid under protest one third of total demand as per court order amounting to Rs 69.03 million.

3. The Company had received demand notices for non-deduction of income tax at source from certain payments and interest thereon for Assessment Year 2010-11, 2011-12 and 2012-13. The Company had filed appeals against the said orders and demand notices. The appeals for Assessment years 2010-11 and 2011-12 have been disposed off by the Commissioner of Income Tax (Appeals) who has granted substantial relief. Based on the decisions of the first appellate authority, the Assessing officer has revised the demand at ₹ 12.70 million for the Assessment Year 2010-11, ₹ 12.31 million for the Assessment Year 2011-12 and ₹ 74.41 million for Assessment year 2012-13. The Company has preferred appeal before the Appellate Tribunal for Assessment Year 2010-11 & 2011-12. The Company has provided for ₹ 1.81 million for the Assessment Year 2010-11, ₹ 12.31 million for Assessment Year 2011-12 and ₹ 12.53 million for Assessment Year 2012-13 and no further provision is considered necessary by the management.

24

The Company has adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. Hitherto, the subscription revenue was inclusive of entertainment tax and the payment of the entertainment tax was accounted for under operating expenses under the head license fees & taxes. From April 1, 2016, the entertainment tax is charged separately and the entertainment tax collected and paid is accounted for separately in the memorandum account. As a result of the change, the subscription revenue and the license fees and taxes for the period are lower by Rs. 1,693.21 Millions. The said change has no impact on the profit for the period.

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

25	Basic and diluted earnings per share [EPS] computed in accordance with Accounting Standard (AS) 20 “Earnings per Share”

Particulars	Nine months ended 31st December 2016
Profit/(Loss) for the period attributable to Equity Shareholders (₹ in Millions)	674.83
Weighted average number of shares for basic loss per share Weighted average number of shares for diluted loss per share	41,63,59,600 45,42,24,568
Basic Earnings per Share of ₹ 10/- each Diluted Earnings per Share of ₹ 10/- each (Not Annualized)	1.62 1.49

26	Disclosures pursuant to Accounting Standard (AS) 17 “Segment Reporting”

The Company operates in a single business segment viz. Direct to Home services in India; accordingly there is no reportable business segment or geographical segment as prescribed under Accounting Standard 17 “Segment Reporting”.

27

The Board of Directors of the Company has approved a scheme of arrangement for amalgamation of the Company with Dish TV India Limited and the execution of definitive agreements in relation to such amalgamation (the “Proposed Transaction”)

Following the closing of the Proposed Transaction, the merged entity will be renamed as Dish TV Videocon Limited (“Dish TV Videocon”). Pursuant to the Scheme, Dish TV Videocon shall issue 857.79 million equity shares as consideration under the Scheme and the shareholders of the company shall be allotted 2.021 new shares of Dish TV Videocon for every one share held in Vd2h (subject to certain adjustments as set out in the Scheme), which would result in Dish TV shareholders owning 1,066.861 million existing shares or 55.4% of Dish TV Videocon, and Vd2h shareholders owning 857.791 million new shares or 44.6% of Dish TV Videocon.

Upon closing of the Proposed Transaction, Dish TV Videocon shall continue to be listed on the National Stock Exchange of India and the BSE Limited in India and on the Luxembourg Stock Exchange in the form of GDRs. Under the Scheme, holders of Vd2h ADRs will receive their new shares in the form of GDRs, unless they elect to receive and hold new shares directly.

The Proposed Transaction remains subject to approvals, including from the Securities and Exchange Board of India, the stock exchanges, shareholders and creditors of both companies, the Competition Commission of India, the High Court of Bombay and the Ministry of Information and Broadcasting. The Proposed Transaction is expected to close in the second half of 2017.

For and on behalf of the Board

SAURABH P. DHOOT

Whole Time Director

Place: Mumbai

Date: January 30, 2017

FORM NO. MGT -11

FORM OF PROXY

NAME OF THE COMPANY :	VIDEOCON d2h LIMITED

REGISTERED OFFICE :	Auto Cars Compound, Adalat Road, Aurangabad, Maharashtra 431005

Name of the Equity Shareholder(s):
Registered Address:
Email ID:
Folio No. (Applicable for Investor holding in Physical Form)
DP ID (Applicable for Investor holding in Demat Form)
CLIENT ID
No. of Shares

I/We, being the equity shareholder, holding              shares of the above named company, hereby appoint:

Name
Address
Email ID
Signature

Or failing him/her

Name
Address
Email ID
Signature

Or failing him/her

Name
Address
Email ID
Signature

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the meeting of the equity shareholders of the Company to be held on Monday, the 8th day of May 2017 at 11:30 AM at Fort House, 2nd Floor, 221, Dr. D N Road, Fort, Mumbai – 400 001 and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution

S. No	Resolution(s)	Vote
		For	Against
1.	To consider and, if thought fit, approve with or without modification(s), the Scheme of Arrangement for Amalgamation between Videocon D2H Limited and Dish TV India Limited and their respective shareholders and creditors

Signed this             day of            2017

Signature of Equity Shareholder Signature of Proxy Notes:	Affix Revenue Stamp
(1) Please affix revenue stamp not less than Re.1 before putting signature.
(2) The proxy must be deposited at the Registered Office of the Company at Autocars Compound, Adalat Road, Aurangabad, Maharashtra- 431005 at least 48 hours before the commencement of the meeting.

(3) Strike out which is not necessary.

(4) All alterations made in the Form of Proxy should be initialed.

(5)    Bodies Corporate would be required to deposit certified copy of the Board Resolution/Power of Attorney, as the case may be, authorizing the Individuals named therein, to attend & vote at the meeting on its behalf. These documents must be deposited at the Registered Office of the Company at Autocars Compound, Adalat Road, Aurangabad, Maharashtra- 431005 at least 48 hours before the commencement of the meeting.

(6) In case of multiple proxies, proxy later in time shall be accepted.

Videocon d2h Limited

[CIN No. U92100MH2002PLC137947]

Registered Office: Autocars Compound, Adalat Road, Aurangabad, Maharashtra- 431005

Tel No: +91 240 2335755; Email: companysecretary@d2h.com;

Website : www.videocond2h.com

ATTENDANCE SLIP

I/We,                 hereby record my/our presence at the meeting of the Equity Shareholders of Videocon D2H Limited having its Registered Office of the Company at Autocars Compound, Adalat Road, Aurangabad, Maharashtra- 431005, convened pursuant to the Order dated 22nd March 2017, passed by the Hon’ble National Company Law Tribunal, Bench at Mumbai at Fort House, 2nd Floor, 221, Dr. D N Road, Fort, Mumbai – 400 001 on Monday, the 8th day of May 2017 at 11:30 AM.

Name & Address of the Equity Shareholder	:

Name & Address of the Authorized Representative/ Proxy Holder	:

Signature of the Equity Shareholder / Signature of the Proxy Holder / Authorized Representative	:

Notes:

Equity Shareholders attending the Meeting in Person or by Proxy or through Authorized Representative are requested to complete and bring the Attendance Slip with them and hand it over at the entrance of the Meeting Hall.

ROUTE MAP TO THE VENUE OF THE NCLT CONVENED MEETING

Prominent Landmark: Chhatrapati Shivaji Terminus